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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-3A-2/A

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

WESTAR ENERGY, INC.

Westar Energy, Inc. (“Westar Energy”) hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”) and submits the following information:

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest.

Westar Energy is a Kansas corporation whose principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Energy’s mailing address is P.O. Box 889, Topeka, Kansas 66601. During 2003, Westar Energy’s principal business consisted of the production, purchase, transmission, distribution and sale of electricity. Westar Energy provided retail electric service to approximately 346,000 industrial, commercial and residential customers. Westar Energy also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and to surrounding integrated systems through interchange agreements. As of December 31, 2003, Westar Energy’s subsidiaries (as defined in the Act) were as follows:

A.	AV One, Inc. (“AV One”) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. AV One is a wholly-owned subsidiary of Westar Energy and leases and maintains planes for corporate transportation purposes.

B.	Kansas Gas and Electric Company (“KGE”) is a Kansas corporation with principal offices at 120 East First Street, Wichita, Kansas 67201. KGE is a wholly-owned subsidiary of Westar Energy and provides electric services to customers in the south central and southeastern portion of Kansas, including the Wichita metropolitan area. During 2003, KGE rendered electric services at retail to approximately 298,000 residential, commercial and industrial customers. KGE also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and to surrounding integrated systems through interchange agreements. KGE does not own or operate any gas properties. KGE owns a 47% interest in the following company:

1.	Wolf Creek Nuclear Operating Corporation (“WCNOC”) is a Delaware Corporation with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC operates the Wolf Creek Nuclear Generating Station on behalf of the plant’s owners.

C.	The Kansas Power and Light Company (“KPL”) is a Kansas corporation with its principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. KPL is a dormant, wholly-owned subsidiary of Westar Energy and is maintained to retain rights to the corporate name.

D.	Westar Generating, Inc. (“Westar Generating”) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating is a wholly-owned subsidiary of Westar Energy and holds a 40% interest in the State Line electric generating facility.

E.	Westar Industries, Inc. (“Westar Industries”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Industries is a wholly-owned subsidiary of Westar Energy and is a holding company for certain non-regulated business subsidiaries of Westar Energy. Westar Industries’ subsidiaries are as follows:

1.	Protection One, Inc. (“POI”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. POI is approximately 87% owned by Westar Industries and is a holding company for security alarm businesses. POI’s subsidiaries are as follows:

a.	Protection One Alarm Monitoring, Inc. (“POAMI”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. POAMI is a wholly-owned subsidiary of POI and provides electronically monitored security alarm services. POAMI’s subsidiaries are as follows:

i.	Network Multi-Family Security Corporation (“NMSC”) is a Delaware corporation with principal offices at 4221 W John Carpenter Freeway, Irving, TX 75063. NMSC is a wholly-owned subsidiary of POAMI and provides multi-family electronic monitored security alarm services.

ii.	Protection One Alarm Monitoring of Mass., Inc. (“POAM Mass”) is a Massachusetts corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. POAM Mass is a wholly-owned subsidiary of POAMI and provides electronically monitored security alarm services.

iii.	Protection One Data Services, Inc. (“PODS”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. PODS is a dormant, wholly-owned subsidiary of POAMI.

iv.	Protection One Systems, Inc. (“POS”) is a Delaware corporation with its principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. POS is a wholly-owned subsidiary of POAMI and provides electronically monitored security alarm services.

v.	Security Monitoring Services, Inc. (“SMS”) is a Florida corporation with principal offices at 6225 N. State Highway 161, Suite 400, Irving, Texas 75063. SMS is a wholly-owned subsidiary of POAMI and provides electronically monitored security alarm services.

2.	Protection One International, Inc. (“PO International”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. PO International is a wholly-owned subsidiary of Westar Industries and, in 2003, held international security alarm service companies. As of December 31, 2003, PO International’s subsidiaries were as follows:

a.	Consultron Nederland Teleshop B.V. (“Consultron”) is a corporation organized under the laws of the Netherlands with principal offices at Markendaalseweg 329, Boite19, NL, 4811KB Breda, Netherlands. Consultron is a dormant corporation and owns 100% of the following company:

i.	Residentie Alarmcentrale B.V. (“Residentie”) is a corporation organized under the laws of the Netherlands with principal offices at Jupiterkade 2 A, NL, 2516 ES Den Haag, The Netherlands. Residentie is a dormant corporation.

3.	Westar Investments, Inc. (“Westar Investments”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Investments is a wholly-owned subsidiary of Westar Industries and holds security-related investments.

4.	Westar Limited Partners, Inc. (“WLP”) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WLP is a wholly-owned subsidiary of Westar Industries. During 2003, WLP participated in limited partnerships and now holds non-regulated investments associated with former partnerships.

5.	The Wing Group, Limited Co. (“WGLC”) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WGLC is a wholly-owned subsidiary of Westar Industries and holds interests in international power generation projects. WGLC owns 1% of Wing International Ltd. (see Item 1.E.6.a. below) and 100% of the following company:

a.	The Wing Group International, Inc. (“WGII”) is an organization formed under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WGII is a dormant corporation.

6.	Wing Turkey, Inc. (“Wing Turkey”) is a Delaware corporation with its principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing Turkey is a wholly-owned subsidiary of Westar Industries and is a holding company for a power project in Turkey. Wing Turkey owns 99% and WGLC owns 1% of the following company:

a.	Wing International, Ltd. (“Wing International”) is a Texas limited liability company with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing International holds a 9% interest in the following company:

i.	Trakya Elektrik Uretim VE Ticaret A.S. (“Trakya”) is a joint stock company formed under the laws of the Republic of Turkey with principal offices at P.K. 13, Marmara Ereglisi 59740 Tekirdag. Trakya is an Exempt Wholesale Generator (“EWG”).

F.	Western Resources (Bermuda) Ltd. (“WR Bermuda”) is a limited liability company formed under the laws of Bermuda with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. WR Bermuda is a wholly-owned subsidiary of Westar Energy. WR Bermuda holds interests in international power projects. WR Bermuda holds interests in the following companies:

1.	CPI-Western Power Holdings Ltd., (“CPI”) is a limited liability company formed under the laws of Bermuda with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. WR Bermuda owns 50% of CPI, which is a joint venture that holds interests in power generation projects in China. CPI owns 100% of the following company:

a.	Western Resources International Limited (“WRIL”) is a limited liability company organized under the laws of Mauritius. WRIL holds interests in the following EWGs:

i.	Zhengzhou Dengwai Power Co., Ltd., is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

ii.	Zhengzhou Dengyuan Power Co., Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

iii.	Zhengzhou Huadeng Power Co., Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

iv.	Zhengzhou Huaxin Power Co., Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

2.	Western Resources I (Cayman Islands) Limited (“Cayman I”) is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Cayman I is 100% owned by WR Bermuda, was established to develop power generation projects, and is currently inactive. Cayman I owns 100% of the following company:

a.	Western Resources II (Cayman Islands) Limited (“Cayman II”) is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Cayman II was established to develop power generation projects and is currently inactive.

G.	Western Resources Capital I (“WR Capital I”) is a Delaware business trust with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WR Capital I is a financial trust established by Westar Energy for the purpose of issuing securities.

H.	WR Receivables Corporation (“WR Receivables”) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WR Receivables is a wholly-owned subsidiary of Westar Energy and a special purpose entity that holds the account receivables arising from the sale of electricity by Westar Energy and KGE.

ITEM 2. Description of The Properties of Claimant And Each of Its Subsidiary Public Utility Companies Used for the Generation, Transmission, and Distribution of Electric Energy for Sale.

A.	The principal electric generating stations of Westar Energy, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity – MW (Westar Energy’s Share)
Coal
JEC Unit 1, near St. Marys	471
JEC Unit 2, near St. Marys	470
JEC Unit 3, near St. Marys	475
Lawrence Energy Center, near Lawrence	567
Tecumseh Energy Center, near Tecumseh	228

Subtotal	2,211

Gas/Oil
Gordon Evans, Wichita	303
Hutchinson Energy Center, near Hutchinson	400
Abilene Energy Center, near Abilene	71
Tecumseh Energy Center, near Tecumseh	40

Subtotal	814

Diesel
Hutchinson Energy Center	80

Wind
JEC Wind Turbine 1, near St. Marys	0.5
JEC Wind Turbine 2, near St. Marys	0.5

Subtotal	1.0

Total Accredited Capacity	3,106

Westar Energy maintains 14 tie lines with 6 other public utilities to permit direct extra-high voltage interchange. Westar Energy is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

Westar Energy owns a transmission and distribution system, which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

B.	The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity – MW (KGE’s Share)
Nuclear
Wolf Creek, near Burlington	548

Coal
LaCygne Unit 1, near LaCygne	344
LaCygne Unit 2, near LaCygne	337
JEC Unit 1, near St. Marys	147
JEC Unit 2, near St. Marys	147
JEC Unit 3, near St. Marys	149

Subtotal	1,124

Gas/Oil
Gordon Evans, Wichita	530
Murray Gill, Wichita	322
Neosho, Neosho	69

Subtotal	921

Diesel
Gordon Evans, Wichita	3

Wind
JEC Wind Turbine 1, near St. Marys	0.1
JEC Wind Turbine 2, near St. Marys	0.1

Subtotal	0.2

Total Accredited Capacity	2,596.2

KGE maintains 11 tie lines with 7 other public utilities to permit direct extra-high voltage interchange. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

KGE owns a transmission and distribution system, which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

C.	The principal electric generating stations of Westar Generating, Inc., all of which are located in Missouri, are as follows:

Name and Location	Accredited Capacity – MW (Westar Generating, Inc.’s share)
Gas/Oil
State Line, Joplin	202

ITEM 3. Information for the Last Calendar Year with Respect to Claimant and Each of its Subsidiary Public Utility Companies.

A.	Number of KWH of electric energy sold (at retail or wholesale):

For the year ended December 31, 2003, Westar Energy sold 9,354,266,000 KWH of electric energy at retail and, 5,509,933,000 KWH of electric energy at wholesale. For the year ended December 31, 2003, KGE sold 9,029,922,000 KWH of electric energy at retail and 3,156,275,000 KWH of electric energy at wholesale.

B.	Number of KWH of electric energy distributed at retail outside the State in which each company is organized:

During 2003, neither Westar Energy nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas.

C.	Number of KWH of electric energy sold at wholesale outside the State in which each company is organized:

During 2003, Westar Energy sold, at wholesale, 2,576,413,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2003, KGE sold, at wholesale, 2,596,038,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2003, neither Westar Energy nor KGE sold natural or manufactured gas at wholesale outside the State of Kansas or at the Kansas state line.

D.	Number of KWH of electric energy purchased outside the State in which each company is organized:

During 2003, Westar Energy purchased 238,292,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line. During 2003, KGE purchased 428,173,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line.

ITEM 4. Information for the Reporting Period with Respect to Claimant and Each Interest it Holds Directly or Indirectly in an EWG or a Foreign Utility Company.

4.1	Zhengzhou Dengwai Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengwai Power Co., Ltd
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone,
Dengfeng Municipality, Henan Province
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China.
Facility:	55 MW coal-fired generating unit.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Western Resources International Limited owns a 49% interest in Zhengzhou Dengwai Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $5.2 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $14.8 million
Earnings:	US $3.7 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.2	Zhengzhou Dengyuan Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengyuan Power Co., Ltd.
Address:	Yangcheng Industrial Zone, Dengfeng
Municipality, Henan Province, People’s Republic of China.
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China.
Facility:	55 MW coal-fired generating unit.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Western Resources International Limited owns a 49% interest in Zhengzhou Dengyuan Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.9 million cash as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $14.8 million
Earnings:	US $3.7 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.3	Zhengzhou Huadeng Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huadeng Power Co., Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province, PRC
Location:	Dengfeng Municipality, Henan Province, People’s
Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Western Resources International Limited owns a 49% equity interest in Zhengzhou Huadeng Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in capital of approximately US $14.8 million
Earnings:	US $3.7 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.4	Zhengzhou Huaxin Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huaxin Power Co., Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province, PRC
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Western Resources International Limited owns a 49% equity interest in Zhengzhou Huaxin Power Co. Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in capital of approximately US $14.8 million
Earnings:	US $3.7 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.5	Trakya Elektrik Uretim Ve Ticaret A.S.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Trakya Elektrik Uretim Ve Ticaret A.S.
Address:	P.K. 13
Marmara Ereglisi 59740 Tekirdag
Location:	Botas Tesisleri Mevkii
Sultankoy Beledesi
Marmara Ereglisi 59740 Tekirdag Turkey
Facility:	478 MW combined cycle gas turbine with four 154 KV substations.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

Wing International, Ltd., a Texas limited liability company owns 9% of the project.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $10,388,379 as paid in capital. Approximately US $2,139,130 subordinated debt.

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Approximately US $559,685,161
Earnings:	US $135,950,534

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this fifteenth day of March, 2004.

Westar Energy, Inc.

By:	/s/ Mark A. Ruelle
Mark A. Ruelle,
Executive Vice President and Chief Financial Officer

CORPORATE SEAL

Attest:

By:	/s/ Larry D. Irick
Larry D. Irick,
Vice President, General Counsel and Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Larry D. Irick

Vice President, General Counsel and Corporate Secretary

Westar Energy, Inc.

P.O. Box 889

818 South Kansas Avenue

Topeka, Kansas 66601

(785)575-1625

(785)575-8061 (FAX)

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

Exhibit A-1

WESTAR ENERGY, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

	Westar Energy, Inc.	Kansas Gas and Electric Company	WR Receivables Corporation
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$67,810,364	$6,321,068	$6,314,743
Restricted cash	17,902,998	21,830	—
Accounts receivable, net	200,776	80,770,586	80,398,615
Receivable from affiliate	95,032,132	—	—
Inventories and supplies	69,056,610	66,930,436	—
Energy trading contracts	26,696,881	8,688,070	—
Deferred tax asset	25,113,566	1,063,767	—
Prepaid expenses and other	16,817,531	26,091,821	—
Assets of discontinued operations	34,352,455	—	—

Total Current Assets	352,983,313	189,887,578	86,713,358

PROPERTY, PLANT AND EQUIPMENT, NET	1,449,909,037	2,362,371,423	—

OTHER ASSETS:
Restricted cash	31,454,179	—	—
Deferred tax asset	—	—	—
Regulatory assets	94,645,194	316,669,706	—
Nuclear decommissioning trust	—	80,075,183	—
Energy trading contracts	4,035,575	154,124	—
Other	1,489,844,315	31,071,071	—

Total Other Assets	1,619,979,263	427,970,084	—

TOTAL ASSETS	$3,422,871,613	$2,980,229,085	$86,713,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$189,654,493	$—	$—
Short-term debt	1,000,000	—	—
Accounts payable	50,554,982	42,231,428	—
Payable to affiliate	273,135	25,908,706	68,757,944
Accrued interest	—	8,341,917	—
Accrued liabilities	69,951,453	3,144,100	373,837
Accrued taxes	12,693,677	28,058,884	(611,621)
LaCygne 2 lease	—	32,543,062	—
Energy trading contracts	21,200,896	6,799,126	—
Deferred tax liability	—	—	263,316
Other	7,147,728	7,337,526	—
Liabilities of discontinued operations	(2,472,917)	—	—

Total Current Liabilities	350,003,447	154,364,749	68,783,476

LONG-TERM LIABILITIES:
Long-term debt, net	1,413,348,868	549,604,097	—
Long-term debt, affiliate	103,092,800	—	—
Deferred income taxes and investment tax credits	329,083,879	731,735,840	—
Deferred gain from sale-leaseback	—	150,809,597	—
Accrued employee benefits	76,779,484	—	—
Asset retirement obligation	—	80,694,672	—
Nuclear decommissioning	—	80,075,183	—
Energy trading contracts	1,082,225	28,882	—
Other	112,819,995	147,338,242	—

Total Long-Term Liabilities	2,036,207,251	1,740,286,513	—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Cumulative preferred stock	21,436,300	—	—
Common stock	364,201,085	1,065,633,791	1,000
Paid-in capital	776,756,240	—	23,079,081
Unearned compensation	(15,879,051)	—	—
Loans to officers	(1,848)	—	—
Retained earnings (accumulated deficit)	(102,782,027)	19,944,032	(5,150,199)
Treasury stock	(2,391,098)	—	—
Accumulated other comprehensive loss, net	(4,678,686)	—	—

Total Shareholders’ Equity	1,036,660,915	1,085,577,823	17,929,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,422,871,613	$2,980,229,085	$86,713,358

Exhibit A-1

WESTAR ENERGY, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

	Westar Generating, Inc.	Western Resources (Bermuda), Ltd.	AV One, Inc.
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$3,469,961	$—
Restricted cash	—	—	—
Accounts receivable, net	—	—	—
Receivable from affiliate	16,524,626	—	—
Inventories and supplies	649,386	—	—
Energy trading contracts	—	—	—
Deferred tax asset	—	—	—
Prepaid expenses and other	148,263	269,621	—
Assets of discontinued operations	—	—	—

Total Current Assets	17,322,275	3,739,582	—

PROPERTY, PLANT AND EQUIPMENT, NET	97,149,071	—	—

OTHER ASSETS:
Restricted cash	—	—	—
Deferred tax asset	—	—	—
Regulatory assets	—	—	—
Nuclear decommissioning trust	—	—	—
Energy trading contracts	—	—	—
Other	15,378	—	—

Total Other Assets	15,378	—	—

TOTAL ASSETS	$114,486,724	$3,739,582	$—

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$—	$—
Short-term debt	—	—	—
Accounts payable	1,891,909	—	—
Payable to affiliate	—	—	—
Accrued interest	—	—	—
Accrued liabilities	—	—	—
Accrued taxes	324,407	—	—
LaCygne 2 lease	—	—	—
Energy trading contracts	—	—	—
Deferred tax liability	—	—	—
Other	—	—	—
Liabilities of discontinued operations	—	—	—

Total Current Liabilities	2,216,316	—	—

LONG-TERM LIABILITIES:
Long-term debt, net	—	—	—
Long-term debt, affiliate	—	—	—
Deferred income taxes and investment tax credits	3,503,376	—	—
Deferred gain from sale-leaseback	—	—	—
Accrued employee benefits	—	—	—
Asset retirement obligation	—	—	—
Nuclear decommissioning	—	—	—
Energy trading contracts	—	—	—
Other	—	—	—

Total Long-Term Liabilities	3,503,376	—	—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Cumulative preferred stock	—	—	—
Common stock	1,000	—	1,000
Paid-in capital	92,095,853	(7,896,134)	12,552,005
Unearned compensation	—	—	—
Loans to officers	—	—	—
Retained earnings (accumulated deficit)	16,670,179	11,533,922	(12,553,005)
Treasury stock	—	—	—
Accumulated other comprehensive loss, net	—	101,794	—

Total Shareholders’ Equity	108,767,032	3,739,582	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$114,486,724	$3,739,582	$—

Exhibit A-1

WESTAR ENERGY, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

	Westar Industries, Inc. Consolidated	Consolidating Entries	Westar Energy, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,957,892	$(6,314,743)	$79,559,285
Restricted cash	—	—	17,924,828
Accounts receivable, net	1,000	(80,398,615)	80,972,362
Receivable from affiliate	49,650,214	(161,206,972)	—
Inventories and supplies	—	—	136,636,432
Energy trading contracts	—	—	35,384,951
Deferred tax asset	92,863,725	—	119,041,058
Prepaid expenses and other	251,926	(403,294)	43,175,868
Assets of discontinued operations	536,188,453	—	570,540,908

Total Current Assets	680,913,210	(248,323,624)	1,083,235,692

PROPERTY, PLANT AND EQUIPMENT, NET	70,000	—	3,909,499,531

OTHER ASSETS:
Restricted cash	400,000	—	31,854,179
Deferred tax asset	24,703,421	(24,703,421)	—
Regulatory assets	—	—	411,314,900
Nuclear decommissioning trust	—	—	80,075,183
Energy trading contracts	—	—	4,189,699
Other	2,642,716	(1,309,237,529)	214,335,951

Total Other Assets	27,746,137	(1,333,940,950)	741,769,912

TOTAL ASSETS	$708,729,347	$(1,582,264,574)	$5,734,505,135

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$1,092,287	$—	$190,746,780
Short-term debt	—	—	1,000,000
Accounts payable	22,019	—	94,700,338
Payable to affiliate	79,555,672	(174,495,457)	—
Accrued interest	—	(8,341,917)	—
Accrued liabilities	305,200	40,123,664	113,898,254
Accrued taxes	42,001,909	611,621	83,078,877
LaCygne 2 lease	—	(32,543,062)	—
Energy trading contracts	—	—	28,000,022
Deferred tax liability	—	(263,316)	—
Other	6,000,000	—	20,485,254
Liabilities of discontinued operations	491,278,265	—	488,805,348

Total Current Liabilities	620,255,352	(174,908,467)	1,020,714,873

LONG-TERM LIABILITIES:
Long-term debt, net	3,086,338	—	1,966,039,303
Long-term debt, affiliate	—	—	103,092,800
Deferred income taxes and investment tax credits	—	(24,703,421)	1,039,619,674
Deferred gain from sale-leaseback	—	—	150,809,597
Accrued employee benefits	—	25,112,897	101,892,381
Asset retirement obligation	—	—	80,694,672
Nuclear decommissioning	—	—	80,075,183
Energy trading contracts	—	—	1,111,107
Other	—	(106,463,314)	153,694,923

Total Long-Term Liabilities	3,086,338	(106,053,838)	3,677,029,640

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Cumulative preferred stock	—	—	21,436,300
Common stock	731,971	(1,066,368,762)	364,201,085
Paid-in capital	789,208,283	(909,041,176)	776,754,152
Unearned compensation	—	—	(15,879,051)
Loans to officers	—	—	(1,848)
Retained earnings (accumulated deficit)	(704,552,597)	674,107,669	(102,782,026)
Treasury stock	—	—	(2,391,098)
Accumulated other comprehensive loss, net	—	—	(4,576,892)

Total Shareholders’ Equity	85,387,657	(1,301,302,269)	1,036,760,622

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$708,729,347	$(1,582,264,574)	$5,734,505,135

Exhibit A-1

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENTS OF INCOME

Year Ended December 31, 2003

	Westar Energy, Inc.	Kansas Gas and Electric Company	WR Receivables Corporation
SALES	$754,343,676	$709,653,916	$—

OPERATING EXPENSES:
Fuel and purchased power	232,239,094	177,974,907	—
Operating and maintenance	152,717,036	221,666,715	5,000
Depreciation and amortization	72,265,341	90,603,673	—
Selling, general and administrative	81,611,677	70,737,654	4,753,601

Total Operating Expenses	538,833,148	560,982,949	4,758,601

INCOME FROM OPERATIONS	215,510,528	148,670,967	(4,758,601)

OTHER INCOME (EXPENSE):
Investment earnings	(28,355,710)	—	—
Gain on sale of ONEOK stock	47,535,987	—	—
(Loss) gain on extinguishment of debt and settlement of putable/callable notes	(26,455,273)	—	—
Impairment of investments	—	—	—
Other income	32,674,598	13,919,693	15,017,879
Other expense	—	(14,411,788)	(2,350,197)

Total Other Income (Expense)	25,399,602	(492,095)	12,667,682

Interest expense	177,858,953	54,549,858	13,980,453

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND PREFERRED DIVIDENDS	63,051,177	93,629,014	(6,071,372)

Income tax expense (benefit)	12,025,075	27,002,542	(2,415,040)

INCOME FROM CONTINUING OPERATIONS BEFORE AND PREFERRED DIVIDENDS	51,026,102	66,626,472	(3,656,332)

Results of discontinued operations, net of tax	33,983,523	—	—

NET INCOME (LOSS)	85,009,625	66,626,472	(3,656,332)

Preferred dividends, net of gain on reacquired preferred stock	967,661	—	—

EARNINGS AVAILABLE FOR COMMON STOCK	$84,041,964	$66,626,472	$(3,656,332)

Exhibit A-1

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENTS OF INCOME

Year Ended December 31, 2003

	Westar Generating, Inc.	Western Resources Capital II	Western Resources (Bermuda), Ltd.	AV One, Inc.
SALES	$26,464,858	$—	$—	$—

OPERATING EXPENSES:
Fuel and purchased power	6,383,854	—	—	—
Operating and maintenance	3,764,979	—	—	(26)
Depreciation and amortization	4,357,270	—	—	9,629
Selling, general and administrative	712,157	—	219,955	28,644

Total Operating Expenses	15,218,260	—	219,955	38,247

INCOME FROM OPERATIONS	11,246,598	—	(219,955)	(38,247)

OTHER INCOME (EXPENSE):
Investment earnings	—	—	3,559,455	—
Gain on sale of ONEOK stock	—	—	—	—
(Loss) gain on extinguishment of debt and settlement of putable/callable notes	—	—	—	—
Impairment of investments	—	—	(17,508)	—
Other income	—	7,652,922	—	—
Other expense	—	—	—	—

Total Other Income (Expense)	—	7,652,922	3,541,947	—

Interest expense	—	—	—	—

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND PREFERRED DIVIDENDS	11,246,598	7,652,922	3,321,992	(38,247)

Income tax expense (benefit)	4,243,000	—	—	(200,338)

INCOME FROM CONTINUING OPERATIONS BEFORE AND PREFERRED DIVIDENDS	7,003,598	7,652,922	3,321,992	162,091

Results of discontinued operations, net of tax	—	—	—	—

NET INCOME (LOSS)	7,003,598	7,652,922	3,321,992	162,091

Preferred dividends, net of gain on reacquired preferred stock	—	7,423,333	—	—

EARNINGS AVAILABLE FOR COMMON STOCK	$7,003,598	$229,589	$3,321,992	$162,091

Exhibit A-1

WESTAR ENERGY, INC

CONSOLIDATING STATEMENTS OF INCOME

Year Ended December 31, 2003

	Westar Industries, Inc. Consolidated	Consolidating Entries	Westar Energy, Inc. Consolidated
SALES	$—	$(29,319,455)	$1,461,142,995

OPERATING EXPENSES:
Fuel and purchased power	—	(26,285,490)	390,312,365
Operating and maintenance	(3,742,781)	(3,038,965)	371,371,958
Depreciation and amortization	—	—	167,235,913
Selling, general and administrative	7,515,209	(4,753,601)	160,825,296

Total Operating Expenses	3,772,428	(34,078,056)	1,089,745,532

INCOME FROM OPERATIONS	(3,772,428)	4,758,601	371,397,463

OTHER INCOME (EXPENSE):
Investment earnings	24,590,472	36,938,893	36,733,110
Gain on sale of ONEOK stock	51,791,376	—	99,327,363
(Loss) gain on extinguishment of debt and settlement of putable/callable notes	—	—	(26,455,273)
Impairment of investments	(482,963)	—	(500,471)
Other income	52	(64,084,981)	5,180,163
Other expense	(168,418)	287,644	(16,642,759)

Total Other Income (Expense)	75,730,519	(26,858,444)	97,642,133

Interest expense	30,986,822	(53,019,630)	224,356,456

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND PREFERRED DIVIDENDS	40,971,269	30,919,787	244,683,140

Income tax expense (benefit)	38,697,954	2,415,040	81,768,233

INCOME FROM CONTINUING OPERATIONS BEFORE AND PREFERRED DIVIDENDS	2,273,315	28,504,747	162,914,907

Results of discontinued operations, net of tax	(111,888,805)	—	(77,905,282)

NET INCOME (LOSS)	(109,615,490)	28,504,747	85,009,625

Preferred dividends, net of gain on reacquired preferred stock	—	(7,423,333)	967,661

EARNINGS AVAILABLE FOR COMMON STOCK	$(109,615,490)	$35,928,080	$84,041,964

Exhibit A-1

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2003

	Westar Energy, Inc.	Kansas Gas and Electric Company	WR Receivables Corporation
BALANCE AT BEGINNING OF PERIOD	$(189,043,223)	$53,317,560	$(1,493,867)

ADD:
Net Income (loss)	85,009,625	66,626,472	(3,656,332)
Other	1,251,571	—	—

Total	86,261,196	66,626,472	(3,656,332)

DEDUCT:
Preferred stock dividends	—	—	—
Common stock dividends	—	100,000,000	—

Total	—	100,000,000	—

BALANCE AT END OF PERIOD	$(102,782,027)	$19,944,032	$(5,150,199)

Exhibit A-1

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2003

	Westar Generating, Inc.	Western Resources Capital II	Western Resources (Bermuda), Ltd.	AV One, Inc.
BALANCE AT BEGINNING OF PERIOD	$9,666,581	$—	$8,211,930	$—

ADD:
Net Income (loss)	7,003,598	7,652,922	3,321,992	162,091
Other	—	—	—	(12,715,096)

Total	7,003,598	7,652,922	3,321,992	(12,553,005)

DEDUCT:
Preferred stock dividends	—	7,423,334	—	—
Common stock dividends	—	229,588	—	—

Total	—	7,652,922	—	—

BALANCE AT END OF PERIOD	$16,670,179	$—	$11,533,922	$(12,553,005)

Exhibit A-1

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2003

	Westar Industries, Inc. Consolidated	Consolidating Entries	Westar Energy, Inc. Consolidated
BALANCE AT BEGINNING OF PERIOD	$(603,149,037)	$533,446,834	$(189,043,222)

ADD:
Net Income (loss)	(109,615,490)	28,504,747	85,009,625
Other	8,211,930	4,503,166	1,251,571

Total	(101,403,560)	33,007,913	86,261,196

DEDUCT:
Preferred stock dividends	—	(7,423,334)	—
Common stock dividends	—	(100,229,588)	—

Total	—	(107,652,922)	—

BALANCE AT END OF PERIOD	$(704,552,597)	$674,107,669	$(102,782,026)

Exhibit A-2

WESTAR INDUSTRIES, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

	Westar Industries, Inc.	Westar Limited Partners, Inc.	Protection One International, Inc.	Wing Turkey, Inc.
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,957,892	$—	$—	$—
Accounts receivable, net	736,762	—	—	—
Receivable from affiliate	—	1,621	49,648,593	—
Deferred tax asset, net	147,111,784	199,507	484,274	—
Prepaid expenses and other	591,755	—	—	—
Assets of discontinued operations	536,188,453	—	—	—

Total Current Assets	686,586,646	201,128	50,132,867	—

PROPERTY, PLANT AND EQUIPMENT, NET	70,000	—	—	—

OTHER ASSETS:
Restricted cash	400,000	—	—	—
Deferred tax asset, net	6,137,964	326,183	—	12,638,134
Other	288,775,547	118,060	—	(4,362,008)

Total Other Assets	295,313,511	444,243	—	8,276,126

TOTAL ASSETS	$981,970,157	$645,371	$50,132,867	$8,276,126

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$—	$—	$—
Accounts payable	22,019	—	—	—
Payable to affiliate	102,605,012	—	—	3,007,751
Accrued liabilities	1,322,262	—	—	—
Accrued taxes	53,214,942	(11,237)	(11,201,796)	—
Other	6,000,000	—	—	—
Liabilities of discontinued operations	491,278,265	—	—	—

Total Current Liabilities	654,442,500	(11,237)	(11,201,796)	3,007,751

LONG-TERM LIABILITIES:
Long-term debt, net	26,640,000	—	—	—
Long-term debt, affiliate	215,500,000	—	—	—

Total Long-Term Liabilities	242,140,000	—	—	—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Common stock	731,971	1,000	—	14
Paid-in capital	789,208,283	2,576,794	136,776,053	1,691,711
Retained earnings (accumulated deficit)	(704,552,597)	(1,921,186)	(75,441,390)	3,576,650

Total Shareholders’ Equity	85,387,657	656,608	61,334,663	5,268,375

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$981,970,157	$645,371	$50,132,867	$8,276,126

Exhibit A-2

WESTAR INDUSTRIES, INC. CONSOLIDATING BALANCE SHEET December 31, 2003

	Wing International, Ltd.	The Wing Group Limited Company	Consolidating Entries	Westar Industries, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—	$—	$1,957,892
Accounts receivable, net	1,000	—	(736,762)	1,000
Receivable from affiliate	—	—	—	49,650,214
Deferred tax asset, net	—	—	(54,931,840)	92,863,725
Prepaid expenses and other	245,671	—	(585,500)	251,926
Assets of discontinued operations	—	—	—	536,188,453

Total Current Assets	246,671	—	(56,254,102)	680,913,210

PROPERTY, PLANT AND EQUIPMENT, NET	—	—	—	70,000

OTHER ASSETS:
Restricted cash	—	—	—	400,000
Deferred tax asset, net	—	5,601,140	—	24,703,421
Other	—	124,854	(282,013,737)	2,642,716

Total Other Assets	—	5,725,994	(282,013,737)	27,746,137

TOTAL ASSETS	$246,671	$5,725,994	$(338,267,839)	$708,729,347

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$1,092,287	$—	$—	$1,092,287
Accounts payable	—	—	—	22,019
Payable to affiliate	—	30,374	(26,087,465)	79,555,672
Accrued liabilities	305,200	—	(1,322,262)	305,200
Accrued taxes	—	—	—	42,001,909
Other	—	—	—	6,000,000
Liabilities of discontinued operations	—	—	—	491,278,265

Total Current Liabilities	1,397,487	30,374	(27,409,727)	620,255,352

LONG-TERM LIABILITIES:
Long-term debt, net	3,086,338	—	(26,640,000)	3,086,338
Long-term debt, affiliate	—	—	(215,500,000)	—

Total Long-Term Liabilities	3,086,338	—	(242,140,000)	3,086,338

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Common stock	—	—	(1,014)	731,971
Paid-in capital	(12,369,065)	43,027,264	(171,702,757)	789,208,283
Retained earnings (accumulated deficit)	8,131,911	(37,331,644)	102,985,659	(704,552,597)

Total Shareholders’ Equity	(4,237,154)	5,695,620	(68,718,112)	85,387,657

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$246,671	$5,725,994	$(338,267,839)	$708,729,347

Exhibit A-2

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENTS OF INCOME

Year Ended December 31, 2003

	Westar Industries, Inc.	Westar Limited Partners, Inc.	Westar Financial Services, Inc.
SALES	$—	$—	$—

OPERATING EXPENSES:
Operating and maintenance	(3,747,781)	5,000	—
Selling, general and administrative	7,154,265	—	21

Total Operating Expenses	3,406,484	5,000	21

INCOME FROM OPERATIONS	(3,406,484)	(5,000)	(21)

OTHER INCOME (EXPENSE):
Investment earnings	66,380,735	—	7
Gain on sale of ONEOK stock	51,791,376	—	—
Impairment of investments	(482,963)	—	—
Other income	18,387,615	—	—
Other expense	—	(53,295)	—

Total Other Income (Expense)	136,076,763	(53,295)	7

Interest expense	45,947,527	—	—

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND PREFERRED DIVIDENDS	86,722,752	(58,295)	(14)

Income tax expense (benefit)	36,528,622	(23,188)	(6)

INCOME FROM CONTINUING OPERATIONS AND PREFERRED DIVIDENDS	50,194,130	(35,107)	(8)

Results of discontinued operations, net of tax	(159,809,620)	—	—

NET INCOME (LOSS)	$(109,615,490)	$(35,107)	$(8)

Exhibit A-2

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENTS OF INCOME

Year Ended December 31, 2003

	Protection One International, Inc.	Wing Turkey, Inc.	Wing International, Ltd.
SALES	$—	$—	$—

OPERATING EXPENSES:
Operating and maintenance	—	—	—
Selling, general and administrative	—	—	360,901

Total Operating Expenses	—	—	360,901

INCOME FROM OPERATIONS	—	—	(360,901)

OTHER INCOME (EXPENSE):
Investment earnings	(1,787,967)	—	6,660,000
Gain on sale of ONEOK stock	—	—	—
Impairment of investments	—	—	—
Other income	—	6,050,745	—
Other expense	—	—	—

Total Other Income (Expense)	(1,787,967)	6,050,745	6,660,000

Interest expense	—	—	187,236

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND PREFERRED DIVIDENDS	(1,787,967)	6,050,745	6,111,863

Income tax expense (benefit)	53,381	2,117,761	—

INCOME FROM CONTINUING OPERATIONS AND PREFERRED DIVIDENDS	(1,841,348)	3,932,984	6,111,863

Results of discontinued operations, net of tax	47,920,815	—	—

NET INCOME (LOSS)	$46,079,467	$3,932,984	$6,111,863

Exhibit A-2

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENTS OF INCOME

Year Ended December 31, 2003

	The Wing Group Limited Company	Eliminations	Westar Industries, Inc. Consolidated
SALES	$—	$—	$—

OPERATING EXPENSES:
Operating and maintenance	—	—	(3,742,781)
Selling, general and administrative	22	—	7,515,209

Total Operating Expenses	22	—	3,772,428

INCOME FROM OPERATIONS	(22)	—	(3,772,428)

OTHER INCOME (EXPENSE):
Investment earnings	—	(46,662,303)	24,590,472
Gain on sale of ONEOK stock	—	—	51,791,376
Impairment of investments	—	—	(482,963)
Other income	61,119	(24,499,427)	52
Other expense	—	(115,123)	(168,418)

Total Other Income (Expense)	61,119	(71,276,853)	75,730,519

Interest expense	—	(15,147,941)	30,986,822

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND PREFERRED DIVIDENDS	61,097	(56,128,912)	40,971,269

Income tax expense (benefit)	21,384	—	38,697,954

INCOME FROM CONTINUING OPERATIONS AND PREFERRED DIVIDENDS	39,713	(56,128,912)	2,273,315

Results of discontinued operations, net of tax	—	—	(111,888,805)

NET INCOME (LOSS)	$39,713	$(56,128,912)	$(109,615,490)

Exhibit A-2

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2003

	Westar Industries, Inc.	Westar Limited Partners, Inc.	Westar Financial Services, Inc.
BALANCE AT BEGINNING OF PERIOD	$(594,937,107)	$(1,886,079)	$10,839,478

ADD:
Net Income (loss)	(109,615,490)	(35,107)	(8)
Other	—	—	(10,839,470)

Total	(109,615,490)	(35,107)	(10,839,478)

DEDUCT:
Preferred stock dividends	—	—	—
Common stock dividends	—	—	—

Total	—	—	—

BALANCE AT END OF PERIOD	$(704,552,597)	$(1,921,186)	$—

Exhibit A-2

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2003

	Westar Leasing, Inc.	Protection One International, Inc.	Wing Turkey, Inc.	Wing International, Ltd.
BALANCE AT BEGINNING OF PERIOD	$(678,057)	$(260,854,857)	$(356,334)	$2,020,048

ADD:
Net Income (loss)	—	46,079,467	3,932,984	6,111,863
Other	678,057	139,334,000	—	—

Total	678,057	185,413,467	3,932,984	6,111,863

DEDUCT:
Preferred stock dividends	—	—	—	—
Common stock dividends	—	—	—	—

Total	—	—	—	—

BALANCE AT END OF PERIOD	$—	$(75,441,390)	$3,576,650	$8,131,911

Exhibit A-2

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2003

	The Wing Group Limited Company	Eliminations	Westar Industries, Inc. Consolidated
BALANCE AT BEGINNING OF PERIOD	$(37,371,357)	$280,075,228	$(603,149,037)

ADD:
Net Income (loss)	39,713	(56,128,912)	(109,615,490)
Other	—	(120,960,657)	8,211,930

Total	39,713	(177,089,569)	(101,403,560)

DEDUCT:
Preferred stock dividends	—	—	—
Common stock dividends	—	—	—

Total	—	—	—

BALANCE AT END OF PERIOD	$(37,331,644)	$102,985,659	$(704,552,597)

WESTAR ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. DESCRIPTION OF BUSINESS

Westar Energy, Inc., a Kansas corporation incorporated in 1924, is the largest electric utility in Kansas. Unless the context otherwise indicates, all references in this filing to “the company,” “we,” “us,” “our” and similar words are to Westar Energy, Inc. and its consolidated subsidiaries. The term “Westar Energy” refers to Westar Energy, Inc. alone and not together with its consolidated subsidiaries. We provide electric generation, transmission and distribution services to approximately 644,000 customers in Kansas. Westar Energy provides these services in northeastern Kansas, including the Topeka, Lawrence, Manhattan, Salina and Hutchinson metropolitan areas. Kansas Gas and Electric Company (KGE), our wholly owned subsidiary provides these services in south-central and southeastern Kansas, including the Wichita metropolitan area. Both Westar Energy and KGE conduct business using the name Westar Energy. Our corporate headquarters is located at 818 South Kansas Avenue, Topeka, Kansas 66612.

KGE owns a 47% interest in the Wolf Creek Generating Station (Wolf Creek), a nuclear power plant located near Burlington, Kansas, and a 47% interest in Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek.

Westar Industries, Inc. (Westar Industries), our wholly owned subsidiary, owned an 87% interest in Protection One, Inc. (Protection One), a publicly traded company that provides monitored security services, and our investment in Protection One Europe. Westar Industries now owns other non-material investments. We sold our interest in Protection One on February 17, 2004, and we sold our interest in Protection One Europe on June 30, 2003. In 2003, we classified our interests in monitored security businesses as discontinued operations. See Note 5, “Discontinued Operations,” for additional information about the classification of our monitored security businesses as discontinued operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

We prepare our consolidated financial statements in accordance with generally accepted accounting principles (GAAP) for the United States of America. Our consolidated financial statements include all operating divisions and majority owned subsidiaries for which we maintain controlling interests. Common stock investments that are not majority owned are accounted for using the equity method when our investment allows us the ability to exert significant influence. Undivided interests in jointly-owned generation facilities are consolidated on a pro rata basis. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Management’s Estimates

When we prepare our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an on-going basis, including those related to bad debts, inventories, valuation of commodity contracts, depreciation, unbilled revenue, investments, valuation of our energy trading portfolio, intangible assets, income taxes, pension and other post-retirement and post-employment benefits, nuclear decommissioning of Wolf Creek, asset retirement obligations, net amount realizable from the disposition of our monitored security businesses, environmental issues, contingencies and litigation. Actual results may differ from those estimates under different assumptions or conditions.

Regulatory Accounting

We currently apply accounting standards for our regulated utility operations that recognize the economic effects of rate regulation in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” and, accordingly, have recorded regulatory assets and liabilities when required by a regulatory order or based on regulatory precedent.

Regulatory assets represent incurred costs that have been deferred because they are probable of future recovery in customer rates. Regulatory liabilities represent probable obligations to make refunds to customers for previous collections for costs that are not likely to be incurred in the future. We have recorded these regulatory assets and liabilities in accordance with SFAS No. 71. If we were required to terminate application of SFAS No. 71 for all of our regulated operations, we would have to record the amounts of all regulatory assets and liabilities on our consolidated statements of income (loss) at that time. Our earnings would be reduced by the net amount calculated from the table below, net of applicable income taxes. Regulatory assets and liabilities reflected on our consolidated balance sheets are as follows:

	As of December 31,
	2003	2002
	(In Thousands)
Recoverable income taxes	$207,812	$198,866
Debt reacquisition costs	25,155	28,169
Deferred employee benefit costs	18,424	25,555
Deferred plant costs	28,532	29,037
2002 ice storm costs	16,369	14,963
Asset retirement obligations	70,455	—
KCC depreciation	14,294	6,253
Wolf Creek outage	13,645	7,072
Other regulatory assets	16,629	9,835

Total regulatory assets	$411,315	$319,750

Total regulatory liabilities	$14,323	$8,445

•	Recoverable income taxes: Recoverable income taxes represent amounts due from customers for accelerated tax benefits that have been previously flowed through to customers and are expected to be recovered in the future as the accelerated tax benefits reverse. This item will be recovered over the life of the utility plant.

•	Debt reacquisition costs: Includes loss on reacquired debt and refinancing costs on the LaCygne 2 generating unit (LaCygne 2) lease. Debt reacquisition costs are amortized over the original term of the reacquired debt or, if refinanced, the term of the new debt.

•	Deferred employee benefit costs: Deferred employee benefit costs represent post-retirement and post-employment expenses in excess of amounts paid that are to be recovered over a period of five years starting in July 2001 as authorized by the Kansas Corporation Commission (KCC).

•	Deferred plant costs: Deferred plant costs under SFAS No. 90 related to the Wolf Creek nuclear generating facility will be recovered over the term of the plant’s operating license through 2025.

•	2002 ice storm costs: Restoration costs associated with an ice storm that occurred in January 2002. We have received an accounting authority order from the KCC that allows us to accumulate and defer for potential future recovery all operating and carrying costs related to storm restoration.

•	Asset retirement obligations: Asset retirement obligations represent amounts associated with our legal obligation to retire Wolf Creek. Retirement costs are currently being recovered through rates as provided by the KCC. We have placed amounts recovered through rates in a trust. The trust’s funds will be used to pay for the costs to retire Wolf Creek. See Note 18, “Asset Retirement Obligations,” for information regarding our Nuclear Decommissioning Trust Fund.

•	KCC depreciation: Due to the change in our depreciation rates for ratemaking purposes for Wolf Creek and LaCygne 2, we record a regulatory asset for the amount that our depreciation expense exceeds our regulatory depreciation expense. See “—Depreciation” for additional information.

•	Wolf Creek outage: Represents maintenance costs incurred in our most recent refueling outage. In accordance with regulatory treatment, this amount is amortized to expense ratably over the 18-month period after the outage.

•	Other regulatory assets: This includes various regulatory assets that are relatively small in relation to the total regulatory assets balance. Other regulatory assets include property tax surcharge, coal contract settlement costs, rate case expense, and the removal component included in depreciation rates of the asset retirement obligation.

•	Other regulatory liabilities: This includes various regulatory liabilities that are relatively small and includes provisions for rate refunds, property tax, emissions allowances, and savings from the sale of an office building.

A return is allowed on the 2002 ice storm costs, KCC depreciation and coal contract settlement costs (included in “Other regulatory assets” in the table above).

Cash and Cash Equivalents

We consider highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash consists of cash irrevocably deposited in trust for a prepaid capacity and transmission agreement, letters of credit, surety bonds and escrow arrangements as required by certain letters of credit, and various other deposits.

Inventories and Supplies

Inventories and supplies for our utility business are stated at average cost.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. For utility plant, cost includes contracted services, direct labor and materials, indirect charges for engineering and supervision, and an allowance for funds used during construction (AFUDC). AFUDC represents the cost of borrowed funds used to finance construction projects. The AFUDC rate was 5.27% in 2003, 5.95% in 2002 and 9.01% in 2001. The cost of additions to utility plant and replacement units of property is capitalized. AFUDC capitalized into construction in progress was $1.5 million in 2003, $2.2 million in 2002 and $8.7 million in 2001.

Maintenance costs and replacement of minor items of property are charged to expense as incurred. For utility plant, when a unit of depreciable property is retired, the original cost, less salvage value, is charged to accumulated depreciation.

Depreciation

Utility plant is depreciated on the straight-line method at the lesser of rates set by the KCC or rates based on the estimated remaining useful lives of the assets, which are based on an average annual composite basis using group rates that approximated 2.5% during 2003, 2.66% during 2002 and 3.03% during 2001.

As a result of the 2001 KCC rate order, the KCC reduced our allowed depreciation rates for Wolf Creek and all of our coal generating stations resulting in an annual reduction in depreciation expense of approximately $30.0 million. Effective April 1, 2002, we adopted the new depreciation rates as prescribed in the KCC order.

As part of the 2001 KCC rate order, the KCC extended the estimated retirement date for Wolf Creek from 2025 to 2045, although our operating license for Wolf Creek expires in 2025. The KCC also extended the estimated retirement date for LaCygne 2 to 2032, although the term of our lease for LaCygne 2 expires in 2016. The effect of extending the retirement date was to reduce our amortization expense for leasehold improvements recovered in customer rates. For financial statement purposes, we recognize depreciation expense based on the current operating license and the initial lease term. We record a regulatory asset for the difference between the KCC allowed depreciation and financial statement depreciation. If our generating license for Wolf Creek is not renewed or the term of our lease for LaCygne 2 is not extended, we will need to seek relief from the KCC to recover the remaining cost of these assets.

Depreciable lives of property, plant and equipment are as follows:

Years
Utility:
Fossil fuel generating facilities	6 to 68
Nuclear fuel generating facility	38 to 45
Transmission facilities	28 to 67
Distribution facilities	19 to 57
Other	5 to 55

Nuclear Fuel

Our share of the cost of nuclear fuel used in the process of refinement, conversion, enrichment and fabrication is recorded as an asset in property, plant and equipment on our consolidated balance sheets at original cost and is amortized to cost of sales based on the quantity of heat consumed during the generation of electricity, as measured in millions of British Thermal Units (MMBtu). The accumulated amortization of nuclear fuel in the reactor was $16.6 million at December 31, 2003 and $25.2 million at December 31, 2002. Spent fuel charged to cost of sales was $17.0 million in 2003, $17.8 million in 2002 and $22.1 million in 2001.

Cash Surrender Value of Life Insurance

The following amounts related to corporate-owned life insurance policies (COLI) are recorded in other long-term assets on our consolidated balance sheets at December 31:

	2003	2002
	(In Millions)

Cash surrender value of policies (a)	$884.8	$824.0
Borrowings against policies	(834.7)	(776.3)

COLI, net	$50.1	$47.7

(a)	Cash surrender value of policies as presented represents the value of the policies as of the end of the respective policy years and not as of December 31, 2003 and 2002.

Income is recorded for increases in cash surrender value and net death proceeds. Interest incurred on amounts borrowed is offset against policy income. Income recognized from death proceeds is highly variable from period to period. Death benefits recognized as income approximated $1.8 million in 2003, $3.6 million in 2002 and $2.7 million in 2001.

Revenue Recognition - Energy Sales

Revenues from energy sales are recognized upon delivery to the customer and include an estimate for energy delivered but unbilled at the end of each year. Our estimate of revenue attributable to this unbilled portion is based on the total energy available for sale during the year measured against total billed sales and our estimates, based on historical data, of the portion of the unbilled revenues attributable to each of our different rate classes (retail or wholesale). If actual sales differ from the estimate, our revenues could be affected. At December 31, 2003, we had estimated unbilled revenue of $42.7 million.

Energy marketing activities are accounted for under the mark-to-market method of accounting. Under this method, changes in the portfolio value are recognized as gains or losses in the period of change. The net mark-to-market change is included in energy sales on our consolidated statements of income (loss). The resulting unrealized gains and losses are recorded as energy trading assets and liabilities on our consolidated balance sheets. We use quoted market prices to value our energy marketing and derivative contracts when such data are available. When market prices are not readily available or determinable, we use alternative approaches, such as model pricing. The quoted market prices used to value these transactions reflect our best estimate of fair values of our trading positions. Results actually achieved from these activities could vary materially from intended results and could affect our consolidated financial results. See Note 7, “Financial Instruments, Energy Trading and Risk Management,” for additional information regarding energy trading activities.

Income Taxes

Our consolidated financial statements use the liability method to reflect income taxes. Deferred tax assets and liabilities are recognized for temporary differences in amounts recorded for financial reporting purposes and their respective tax basis. We amortize deferred investment tax credits over the lives of the related properties.

Stock Based Compensation

For purposes of the pro forma disclosures required by SFAS No. 148, “Accounting for Stock Based Compensation - Transition and Disclosure,” the estimated fair value of stock options is amortized to expense over the relevant vesting period. While we began using restricted share units (RSUs) as our stock based compensation in 2001, we have approximately 226,700 stock options issued to employees in prior periods that were outstanding as of December 31, 2003. Information related to the pro forma impact on our consolidated earnings and earnings per share follows.

	2003	2002	2001
	(Dollars In Thousands, Except Per Share Amounts)
Earnings (loss) available for common stock, as reported	$84,042	$(793,400)	$(21,771)
Add: Stock-based compensation included in earnings (loss) available for common stock, as reported, net of related tax effects	46	1	22
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	1,576	250	461

Earnings (loss) available for common stock, pro forma	$82,512	$(793,649)	$(22,210)

Weighted average shares used for dilution	73,354,011	72,258,696	71,718,132

Earnings (loss) per share:
Basic - as reported	$1.16	$(11.06)	$(0.31)
Basic - pro forma	$1.14	$(11.06)	$(0.31)

Diluted - as reported	$1.15	$(10.98)	$(0.30)
Diluted - pro forma	$1.12	$(10.98)	$(0.31)

Accounting Changes

Accounting for Energy Trading Contracts

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities, and clarifies which contracts qualify as “normal purchase/normal sale” contracts. SFAS No. 149 also amends certain other existing pronouncements and requires contracts with comparable characteristics to be accounted for similarly. In particular, SFAS No.149 clarifies when a contract with an initial net investment meets the characteristics of a derivative and when a derivative that contains a financing component will require special reporting in the statement of cash flows. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 has not had a material effect on our consolidated results of operations, financial position or cash flows.

In October 2002, the FASB, through the Emerging Issues Task Force (EITF), reached consensus on EITF Issue No. 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” EITF Issue No. 02-03, in part, rescinded Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” As a result, all new contracts entered into after October 25, 2002 can no longer be marked-to-market and recorded in earnings unless they fall within the scope of SFAS No. 133. We were unaffected by this change in accounting principle and were not required to reclassify any of our contracts since our energy trading contracts qualify as derivative instruments under the guidance of SFAS No. 133. EITF Issue No. 02-03 also requires reporting energy trading contracts and derivatives in the income statement on a net basis effective January 1, 2003, whether the contracts are settled financially or physically. We began classifying our energy trading contracts on a net basis during the third quarter of 2002 and have reclassified all prior periods to reflect this presentation.

In August 2003, the FASB issued EITF Issue 03-11, “Reporting Realized Gains and Losses on Derivative Instruments that are Subject to the FASB Statement No. 133 and Not “Held For Trading Purposes” as Defined in Issue No. 02-3.” The reporting of realized gains and losses on physically settled derivative contracts is based on the economic substance of the transaction. Our physically settled transactions are reported on a gross basis in the income statement in accordance with EITF Issue 03-11 guidance.

On July 1, 2002, we began reporting mark-to-market gains and losses on energy trading contracts on a net basis, whether realized or unrealized, on our consolidated income statements. Prior to July 1, 2002, we reported gains on these contracts in sales and losses in cost of sales on our consolidated income statements. See Note 7, “Financial Instruments, Energy Trading and Risk Management,” for additional information on the effects of the accounting change.

Gains and Losses from Extinguishment of Debt

Effective July 1, 2002, we adopted SFAS No. 145, “Rescission of the FASB Statements No. 4, 44, and 64, Amendment of the FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 limits the income statement classification of gains and losses from extinguishment of debt as extraordinary to those transactions meeting the criteria of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 145 prohibits extraordinary gain/loss treatment of gains and losses associated with extinguishments of debt that are a result of a company’s risk management strategy. Under SFAS No. 145, current gains and losses from the extinguishment of debt are reported as other income. Gains or losses in prior periods that were previously classified as extraordinary that do not meet the APB Opinion No. 30 criteria have been reclassified to other income. The adoption of this standard did not impact our net income or financial condition.

During the last three years, we repurchased our debt securities in the open market and recorded gains and losses on the extinguishment of these debt securities. We recognized a loss of $26.5 million in 2003, a loss of $1.5 million in 2002 and a gain of $1.4 million in 2001.

Accounting for Guarantees

In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which provides guidance for accounting for guarantees. For any guarantee entered into after November 2002, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Any future guarantee that we enter into will be accounted for as a liability.

In 1998, we issued a financial guarantee of an obligation of Onsite Energy Corporation under which our maximum liability was $1.3 million. This guarantee was released in the first quarter of 2003.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation Number (FIN) 46, “Consolidation of Variable Interest Entities,” which was subsequently revised in December 2003 with the issuance of FIN 46R. The objective of this interpretation is to provide guidance on how to identify variable interest entities (VIE) and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company’s consolidated financial statements. We discuss the effects of FIN 46R in further detail in Note 6, “Accounts Receivable and Variable Interest Entities.”

Accounting for Mandatorily Redeemable Preferred Securities

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for the classification and measurement of certain financial instruments that have characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of this statement as a liability. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We determined that the mandatorily redeemable preferred securities issued by Western Resources Capital I fell within the scope of SFAS No. 150. These trusts were included in the long-term debt line on our consolidated balance sheets as of September 30, 2003. Subsequently, FIN 46R was issued and it was determined that these securities are VIEs under FIN 46R and are to be deconsolidated. As of December 31, these trusts are reported as long-term debt, affiliate. See the discussion of “Consolidation of Variable Interest Entities” above, for additional information on this change.

Employers’ Disclosures about Pension and Other Post-retirement Benefits

On December 23, 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits — an amendment of the FASB Statements No. 87, 88 and 106” (SFAS No. 132R). SFAS No. 132R is effective for fiscal years ending after December 15, 2003. Interim disclosure requirements under SFAS No. 132R will be effective for interim periods beginning after December 15, 2003, and required disclosures related to estimated benefit payments will be effective for fiscal years ending after June 15, 2004.

SFAS No. 132R replaces the disclosure requirements in SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits other than Pensions.” SFAS No. 132R addresses disclosures only and does not address measurement and recognition accounting for pension and post-retirement benefits, strategies, plan obligations, cash flows and net periodic benefit costs of defined benefit pension and post-retirement plans. Effective December 31, 2003, we adopted the disclosure requirements of SFAS No. 132R.

Dilutive Shares

Basic earnings per share applicable to common stock are based on the weighted average number of common shares outstanding and shares issuable in connection with vested RSUs during the period reported. Diluted earnings per share include the effect of potential issuances of common shares resulting from the assumed vesting of all outstanding RSUs and exercise of all outstanding stock options issued pursuant to the terms of our stock-based compensation plans. The dilutive effect of stock-based compensation and stock options is computed using the treasury stock method.

Diluted earnings per share amounts shown in the accompanying financial statements reflect the inclusion of non-vested restricted share awards and the effect of stock options outstanding. The following table reconciles the weighted average number of common shares outstanding used to compute basic and diluted earnings per share.

	Year Ended December 31,
	2003	2002	2001
DENOMINATOR FOR BASIC AND DILUTED EARNINGS PER SHARE:
Denominator for basic earnings per share - weighted average shares	72,428,728	71,731,580	70,649,969
Effect of dilutive securities:
Employee stock options	305	—	2,832
Restricted share awards	924,978	527,116	1,065,331

Denominator for diluted earnings per share - weighted average shares	73,354,011	72,258,696	71,718,132

Potentially dilutive shares not included in the denominator since they are antidilutive	1,142,658	759,755	1,548,798

Supplemental Cash Flow Information

Cash paid for interest and income taxes for each of the three years ended December 31, are as follows:

	2003	2002	2001
	(In Thousands)
CASH PAID FOR:
Interest on financing activities, net of amount capitalized	$196,037	$235,199	$204,596
Income taxes	53,625	510	5,811
NON-CASH FINANCING TRANSACTIONS:
Issuance of stock to subsidiary (See Note 22, “Common and Preferred Stock”)	—	86,870	364,035

Reclassifications

We have reclassified certain amounts in prior years to conform with classifications used in the current-year presentation.

Prior to 2003, cash flow activity related to our corporate owned life insurance (COLI) policies was presented net in the Operating Activities section of our consolidated statements of cash flows. In 2003, we reported cash out flows associated with the portion of the premium payment that increases the cash surrender value of the COLI policies as an investing activity. Accordingly, we have included $19.4 million and $19.9 million for years 2002 and 2001, respectively, as an Investing Activity in our statements of cash flows as it relates to the change in the cash surrender value. Also in 2003, the cash received from borrowings against the COLI policies is being reported as a financing activity. We have included $52.6 million and $57.8 million for years 2002 and 2001, respectively, as a Financing Activity on our consolidated statements of cash flows as it relates to these borrowings.

3. RATE MATTERS AND REGULATION

KCC Orders and Debt Reduction Plan

February 6, 2003 Debt Reduction Plan

On February 6, 2003, we filed a debt reduction plan (the Debt Reduction Plan) with the KCC in response to the KCC’s order that would have required us to reduce debt to $1.67 billion by August 1, 2003. In the Debt Reduction Plan, we outlined our plans for paying down debt and simplifying our business. The Debt Reduction Plan detailed the following items that had already been accomplished by February 6, 2003, including, among other things, that:

•	Consistent with the KCC’s prior orders, we had terminated certain agreements and reversed certain intercompany transactions that might have prevented or impeded returning to being a stand-alone electric utility.

•	We had sold a portion of our ONEOK, Inc. (ONEOK) stock and raised $300.0 million, the net proceeds of which we anticipated using to repurchase or provide for the repayment of our 6.25% senior unsecured notes that were putable and callable on August 15, 2003 (the putable/callable notes) and a portion of our 6.875% senior unsecured notes.

•	Our board of directors had established a dividend policy that reduced our quarterly dividend on our common stock by 37% to a quarterly dividend rate of $0.19 per share.

In addition, the Debt Reduction Plan called for the following items to be accomplished:

•	The sale of Protection One Europe.

•	The sale of our interest in Protection One.

•	The sale of all of our remaining ONEOK stock.

•	The potential issuance of equity securities in 2004.

February 10, 2003 KCC Order

On February 10, 2003, the KCC issued an order granting limited reconsideration of its December 23, 2002 order. The KCC stayed the requirement of the December 23, 2002 order that we form a utility-only subsidiary. The KCC also stated that the Debt Reduction Plan appears to make a good-faith effort to address the concerns expressed in the KCC’s prior orders and that the KCC needed additional time to review the Debt Reduction Plan prior to addressing other issues raised in our petition for reconsideration of the December 23, 2002 order.

March 11, 2003 KCC Order

On March 11, 2003, the KCC issued an order approving, with conditions, a partial Stipulation entered into by us, Protection One and certain parties in the KCC docket considering the Debt Reduction Plan. The order, among other things, (a) authorized us to make a payment to Protection One of up to $20.0 million for 2002 and prior tax years under the tax-sharing agreement with Protection One, (b) authorized Westar Industries to extend the maturity date of the credit facility it provides to Protection One to January 5, 2005, (c) reduced the amount that may be advanced to Protection One under the credit facility to $228.4 million, and (d) authorized us to pay approximately $3.6 million to Protection One as reimbursement for aviation services provided by a subsidiary of Protection One and for the repurchase of our common and preferred stock held by Protection One.

July 25, 2003 KCC Order

On July 21, 2003, we and Westar Industries entered into a Stipulation and Agreement (Stipulation) with the KCC staff and other intervenors in the docket considering the Debt Reduction Plan. The KCC issued an order approving the Stipulation on July 25, 2003. The principal terms of the Stipulation are as follows:

•	We will fully implement the Debt Reduction Plan by December 31, 2004, unless prevented by events beyond our control, in which case the KCC may extend the deadline for implementation upon a proper showing by us.

•	We will reduce our debt to a level consistent with investment grade bond ratings and have a capital structure comprised of at least 40% common equity by December 31, 2004. This commitment replaces the requirement imposed in the previous KCC order that we reduce utility debt to $1.67 billion by August 1, 2003.

•	We will file a rate case, which may or may not include a request for a change in rates, by May 1, 2005, based on a test year consisting of the 12 months ending December 31, 2004.

•	We will pay to our Kansas jurisdictional customers rebates of $10.5 million on May 1, 2005 and $10.0 million on January 1, 2006.

•	We will also pay a rebate to customers for any amounts we may recover from David C. Wittig, our former president, chief executive officer and chairman, Douglas T. Lake, our former executive vice president, chief strategic officer and member of the board, for compensation totaling approximately $2.3 million paid to them that was included in our electric rates during calendar years 1998 through 2002, net of costs we incur to recover the funds. See Note 19, “Legal Proceedings,” for more information about our efforts to recover compensation from Mr. Wittig and Mr. Lake.

•	Westar Industries will transfer to Westar Energy all of its stock in ONEOK and all of its cash in excess of $2.0 million within 30 days of the date of the order.

February 13, 2004 KCC Order

On February 13, 2004, the KCC approved the sale of our interest in Protection One subject to the condition that we issue at least $97.2 million of common stock by December 31, 2004.

Current Status of the Debt Reduction Plan

In August 2003, we began ratably recording a regulatory liability for the rebates that will be paid to customers in 2005 and 2006. Accordingly, as of December 31, 2003, we have recorded a regulatory liability of $3.5 million for revenue to be refunded, which is included in other liabilities on our consolidated balance sheets.

Also in August 2003, Westar Industries transferred to Westar Energy all of its remaining stock in ONEOK and all of its cash in excess of $2.0 million. Westar Industries has continued to transfer cash in excess of $2.0 million in subsequent months. These transfers are intercompany transactions that do not result in any change to the amounts reported on our consolidated financial statements. In addition, in accordance with a KCC order, an intercompany receivable in the amount of $710.5 million from Westar Industries was reclassified as an investment in Westar Industries. This intercompany transaction is eliminated in consolidation.

In 2003, we reduced our debt by $965.7 million primarily through use of the proceeds from the sale of our ONEOK stock and through the retirement of $135.0 million of debt that was economically defeased in 2002.

4. SALE OF ONEOK STOCK INVESTMENT

We sold our ONEOK stock investment in multiple transactions in February, August and November 2003 for total proceeds of $801.8 million, net of transaction costs. We recorded a pre-tax gain of $99.3 million. We used the net proceeds for repayment of our outstanding debt.

5.	DISCONTINUED OPERATIONS — SALE OF PROTECTION ONE AND PROTECTION ONE EUROPE

In 2003, we classified our monitored security businesses as discontinued operations. This is reflected in the accompanying consolidated financial statements. We also reclassified all historical periods to conform with this reclassification. These reclassifications were required by GAAP as a result of our board of directors’ approval of the Debt Reduction Plan. The amounts associated with our discontinued operations are included in our “Other” segment. See Note 29, “Segments of Business,” for further information relating to our “Other” segment.

We sold our interest in Protection One Europe on June 30, 2003. The sale resulted in a $58.7 million reduction in our consolidated debt level from the buyer’s assumption of $48.2 million of Protection One Europe debt that was included in our consolidated financial statements and the use of $10.5 million of cash proceeds to pay down debt.

On December 23, 2003 we signed a definitive agreement to sell our interests in Protection One to subsidiaries of Quadrangle Capital Partners LP and Quadrangle Master Funding Ltd. (together, Quadrangle). The transaction did not include the sale of our Protection One 7 3/8% senior notes due August 15, 2005 in the face amount of $26.6 million.

On February 17, 2004, we closed the sale of the Protection One stock owned by Westar Industries to Quadrangle and assigned to Quadrangle the senior credit facility between Westar Industries and Protection One, which had an outstanding balance at December 31, 2003 and at closing of $215.5 million. At closing, we received proceeds of $122.2 million.

Protection One has been part of our consolidated tax group since 1997. During that time, we have reimbursed Protection One for current tax benefits attributable to Protection One used in our consolidated tax return under the terms of a tax sharing agreement. Following the sale of our Protection One common stock on February 17, 2004, Protection One is no longer a part of our consolidated tax group. We and Protection One did not formally terminate our tax sharing agreement and, based on discussions with Protection One and its counsel, there are several areas of potential dispute between us regarding our obligations under the terms of the tax sharing agreement. The most material of these potential disputes involve (i) the proper treatment under the tax sharing agreement of tax obligations or benefits arising out of the transaction in which we sold our interest in Protection One, including the impact of the cancellation of indebtedness income generated by the assignment of a credit agreement for less than the full amount outstanding under the credit agreement at closing on future payments, if any, to Protection One, (ii) whether any payments will be due to Protection One as a result of any tax benefits that may arise from a decision by us in the future to elect to treat the sale of our Protection One stock as a sale of assets under the Internal Revenue Code and (iii) whether payments due Protection One when we are subject to alternative minimum tax should be calculated at the alternative minimum tax rate of 20% or the normal statutory rate of 35%. Because of these potential disputes, we have provided for these matters in our consolidated financial statements. We nevertheless believe that we have strong positions with respect to each of these items and will aggressively pursue our positions. If we prevail, we may realize significant additional benefits, which may reduce future cash taxes and increase our reported net income.

Effective January 1, 2002, we adopted SFAS No. 142 and SFAS No. 144. SFAS No. 142 established new standards for accounting for goodwill. SFAS No. 142 continues to require the recognition of goodwill as an asset, but discontinued the amortization of goodwill. In addition, annual impairment tests must be performed using a fair-value based approach as opposed to an undiscounted cash flow approach required under prior standards. The completion of the impairment tests, based upon a valuation performed by an independent appraisal firm, as of January 1, 2002, indicated that the carrying values of goodwill at Protection One and Protection One Europe had been impaired and impairment charges were recorded as discussed below.

Another impairment test of Protection One’s goodwill and customer accounts was completed as of July 1, 2002 (the date selected for Protection One’s annual impairment test), with the independent appraisal firm providing the valuation of the estimated fair value of Protection One’s reporting units, and no impairment was indicated. Protection One’s stock price declined after regulatory orders were issued (see Note 3, of the Notes to Consolidated Financial Statements, “Rate Matters and Regulation”), including the KCC’s December 23, 2002, order. As a result, Protection One retained the independent appraisal firm to perform an additional valuation of Protection One’s reporting units so it could perform an impairment test as of December 31, 2002, which resulted in the additional impairment charge discussed below.

SFAS No. 144 established a new approach to determining whether our customer account asset is impaired. The approach no longer permitted the evaluation of the customer account asset for impairment based on the net undiscounted cash flow stream obtained over the remaining life of goodwill associated with the customer accounts being evaluated. Rather, the cash flow stream used under SFAS No. 144 is limited to future estimated undiscounted cash flows from assets in the asset group, which include customer accounts, the primary asset of the reporting unit, plus an estimated amount for the sale of the remaining assets within the asset group (including goodwill). If the undiscounted cash flow stream from the asset group is less than the combined book value of the asset group, then customer account asset carrying value must be written down to fair value, by recording an impairment.

The new rule substantially reduced the net undiscounted cash flows for customer account impairment evaluation purposes as compared to the previous accounting rules. Using these new guidelines, it was determined that there was an indication of impairment of the carrying value of the customer accounts and an impairment charge was recorded as discussed below.

To implement the new standards, an independent appraisal firm was engaged to help management estimate the fair values of Protection One’s and Protection One Europe’s goodwill and customer accounts. Based on this analysis, a charge was recorded in the first quarter of 2002 of approximately $749.3 million (net of tax benefit and minority interests), of which $555.4 million was related to goodwill and $193.9 million was related to customer accounts.

Protection One completed an additional impairment test of goodwill as of December 31, 2002 and we recorded an impairment charge of $79.7 million, net of tax benefit and minority interests, in the fourth quarter of 2002 to reflect the impairment of all remaining goodwill of Protection One’s North America segment.

A $36 million impairment charge was recorded in the fourth quarter of 2002 to reflect the impairment of all remaining goodwill at Protection One Europe.

These charges for the year ended December 31, 2002, are detailed as follows:

	Impairment of Goodwill	Impairment of Customer Accounts	Total
	(In Thousands)
Protection One	$719,885	$339,974	$1,059,859
Protection One Europe	116,154	—	116,154

Total pre-tax impairment	$836,039	$339,974	1,176,013

Income tax benefit			(203,958)
Minority interest			(107,172)

Net charge			$864,883

Before classifying our monitored services businesses as discontinued operations, we were unable to record a tax benefit for a significant portion of the goodwill impairment and amortization charges and losses of our monitored services businesses recorded in prior years. Upon classification as discontinued operations, GAAP requires the current recognition of any tax benefit that will be realized in the foreseeable future, net of any required valuation allowance. We estimate the tax benefits associated with the capital loss on the sale of Protection One and the assignment of the senior credit facility with Protection One to be approximately $327.7 million. Based on the sale of our ONEOK investment and current projections of taxable income, we estimate that it is likely that we will be able to realize approximately $93.8 million of these tax benefits. Therefore, we have recorded a $233.9 million valuation allowance for that portion of the tax benefit that we estimate may be unrealizable in the foreseeable future.

With discontinued operations accounting, we were required to estimate the net realizable proceeds from the sale of our monitored services businesses. We used actual sale proceeds to calculate the loss from discontinued operations related to Protection One Europe, which resulted in a write off of $13.5 million. When we initially classified Protection One as discontinued operations in the first quarter of 2003, our estimate of the net realizable proceeds from the sale of Protection One was based on an independent appraisal. At that time, we recorded a write down of $41.6 million on our Protection One investment. We updated our estimates in the third quarter of 2003 based on then existing bids from potential buyers and took an additional write down of $165.6 million. Upon signing the definitive agreement with Quadrangle on December 23, 2003, we reduced our estimated net realizable proceeds by an additional $38.5 million to reflect actual proceeds, and wrote off that amount in the fourth quarter of 2003.

Results of discontinued operations are presented in the table below:

	Year Ended December 31,
	2003	2002	2001
	(In Thousands, Except Per Share Amounts)
Sales	$306,938	$351,499	$416,509
Costs and expenses	289,900	754,656	540,079

Earnings (loss) from discontinued operations before income taxes	17,038	(403,157)	(123,570)
Estimated loss on disposal	(258,979)	(1,853)	(16,924)
Income tax expense (benefit)	(164,036)	(146,910)	(41,591)

Results of discontinued operations before accounting change, net of tax	(77,905)	(258,100)	(98,903)
Cumulative effect of accounting change, net of tax of $72,335	—	(623,717)	—

Results of discontinued operations	$(77,905)	$(881,817)	$(98,903)

Basic Loss Per Share:
Results of discontinued operations, before accounting change	$(1.08)	$(3.60)	$(1.40)
Cumulative effect of accounting change, net of tax	—	(8.69)	—

Results of discontinued operations, net of tax	$(1.08)	$(12.29)	$(1.40)

Diluted Loss Per Share:
Results of discontinued operations, before accounting change	$(1.06)	$(3.57)	$(1.38)
Cumulative effect of accounting change, net of tax	—	(8.63)	—

Results of discontinued operations, net of tax	$(1.06)	$(12.20)	$(1.38)

The major classes of assets and liabilities of the monitored services businesses are as follows :

	December 31,
	2003	2002
	(In Thousands)
Assets:
Current	$80,850	$76,029
Property and equipment	60,656	17,461
Customer accounts, net	268,533	402,646
Goodwill, net	41,847	41,847
Other	118,655	382,172

Total assets	$570,541	$920,155

Liabilities:
Current	$82,024	$129,512
Long-term debt	305,234	337,567
Other long-term liabilities	101,547	102,553

Total liabilities	$488,805	$569,632

6. ACCOUNTS RECEIVABLE AND VARIABLE INTEREST ENTITIES

Our accounts receivable on our consolidated balance sheets are comprised as follows:

	As of December 31,
	2003	2002
	(In Thousands)
Gross accounts receivable	$123,674	$120,974
Allowance for uncollectable accounts	(5,415)	(5,978)
Unbilled energy receivables	42,713	44,206
Accounts receivable sale program	(80,000)	(110,000)

Accounts receivable, net	$80,972	$49,202

Accounts Receivable Sales Program

On July 28, 2000, Westar Energy and KGE entered into an agreement with WR Receivables Corporation, a wholly owned, bankruptcy-remote special purpose entity (SPE) to sell all of their accounts receivable arising from the sale of electricity to the SPE. These transfers are accounted for as sales in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The SPE may sell up to $125 million of an undivided interest in the accounts receivable to a third party conduit under various terms and conditions. The percentage ownership interest in receivables held by the third party conduit will increase or decrease over time, depending on the characteristics of the SPE’s receivables, including delinquency rates and debtor concentrations. The agreement with the third party conduit is renewable annually upon agreement by all parties. On July 23, 2003, the term of the agreement was extended through July 21, 2004.

The SPE receivable from WR Receivables Corporation represents our retained interests in the transferred receivables. It is included in accounts receivable, net, on our consolidated balance sheets. The interests that we hold are included in the table below:

	As of December 31,
	2003	2002
	(In Thousands)
Undivided Interest - Retained, net	$71,213	$35,803
Undivided Interest – Third party conduit, net	9,186	12,403

SPE receivable, net	$80,399	$48,206

The outstanding balance of SPE receivables is net of $80.0 million at December 31, 2003 and $110.0 million at December 31, 2002 in undivided ownership interests sold by the SPE to the third party conduit.

The following table provides proceeds and repayments between the SPE and the third party conduit. These amounts are provided for cash flow purposes and may not be reflective of accrual accounting. These items are recorded on the statements of cash flows in the “Accounts receivable, net” line of cash flows from operating activities.

	Year Ended December 31,
	2003	2002	2001
	(In Thousands)

Proceeds from the sale of an undivided interest from the third party conduit	$—	$30,000	$25,000
Repayments to the conduit for net collection of its receivable	(30,000)	(20,000)	(40,000)

	$(30,000)	$10,000	$(15,000)

A termination event will be triggered under the terms of the agreement with the third party conduit if Westar Energy’s corporate credit rating ceases to be at least BB- by Standard & Poor’s Ratings Group (S&P) or if its issuer rating ceases to be at least Ba3 by Moody’s Investors Service. If a termination event occurs, the third party conduit may give notice to us and declare a termination date. If a termination date occurs under the facility, the SPE will discontinue purchasing receivables from Westar Energy and KGE. Any collections of receivables received by the SPE after the termination date will be allocated based on the ownership interest of the SPE and the third party conduit.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation Number (FIN) 46, “Consolidation of Variable Interest Entities,” which was subsequently revised in December 2003 with the issuance of FIN 46R. The objective of this interpretation is to provide guidance on how to identify VIEs and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance.

On December 14, 1995, Western Resources Capital I, a wholly owned trust, issued $100.0 million of 7 7/8% Cumulative Quarterly Income Preferred Securities, Series A. On July 31, 1996, Western Resources Capital II, a wholly owned trust, issued $120.0 million of 8 1/2% Cumulative Quarterly Income Preferred Securities, Series B. On September 22, 2003, we redeemed our entire issuance of Western Resources Capital II 8 1/2% Cumulative Quarterly Income Preferred Securities, Series B, at par.

Provisions of FIN 46R require the deconsolidation of the Western Resources Capital I trust, which resulted in the amounts previously classified as shares subject to mandatory redemption being reclassified as long-term debt, affiliate on the balance sheet and the recording of an investment representing our equity investment in the trust as of December 31, 2003.

7. FINANCIAL INSTRUMENTS, ENERGY TRADING AND RISK MANAGEMENT

Values of Financial Instruments

The carrying values and estimated fair values of our financial instruments are as follows:

	Carrying Value		Fair Value
	As of December 31,
	2003	2002	2003	2002
	(In Thousands)
Fixed-rate debt, net of current maturities (a)	$1,815,558	$2,210,779	$1,946,291	$2,123,625

(a)	Fair value is estimated based on quoted market prices for the same or similar issues or on the current rates offered for instruments of the same remaining maturities and redemption provisions.

The recorded amounts of accounts receivable and other current financial instruments approximate fair value. Cash and cash equivalents, short-term borrowings and variable-rate debt are carried at cost, which approximates fair value and are not included in the table above.

The fair value estimates are based on information available at December 31, 2003 and 2002. These fair value estimates have not been comprehensively revalued since that date and current estimates of fair value may differ significantly from the amounts above.

Derivative Instruments and Hedge Accounting

We are exposed to market risks from changes in commodity prices and interest rates that could affect our consolidated results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, hedge a portion of these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility in prices or rate movements on some assets, liabilities or anticipated transactions by creating a relationship in which gains or losses on derivative instruments are expected to counterbalance the losses or gains on the assets, liabilities or anticipated transactions exposed to such market risks. We use derivative instruments as risk management tools consistent with our business plans and prudent business practices and for energy trading purposes.

We use derivative financial and physical instruments primarily to manage risk as it relates to changes in the prices of commodities including natural gas, oil, coal and electricity and changes in interest rates. We also use derivative instruments for trading purposes in order to take advantage of favorable price movements and market timing activities in the wholesale power and fossil fuel markets. Derivative instruments used to manage commodity price risk inherent in fossil fuel and electricity purchases and sales are classified as energy trading contracts on our consolidated balance sheets. Energy trading contracts representing unrealized gain positions are reported as assets; energy trading contracts representing unrealized loss positions are reported as liabilities.

Energy Trading Activities

We engage in both financial and physical trading to manage our commodity price risk. We trade electricity, coal, natural gas and oil. We use a variety of financial instruments, including forward contracts, options and swaps and trade energy commodity contracts daily. We also use hedging techniques to manage overall fuel expenditures. We procure physical product under fixed price agreements and spot market transactions.

Within the trading portfolio, we take certain positions to hedge a portion of physical sale or purchase contracts and we take certain positions to take advantage of market trends and conditions. Changes in value are reflected on our consolidated statements of income (loss). We believe financial instruments help us manage our contractual commitments, reduce our exposure to changes in cash market prices and take advantage of selected market opportunities. We refer to these transactions as energy trading activities.

We are involved in trading activities primarily to reduce risk from market fluctuations and enhance system reliability. Net open positions exist, or are established, due to the origination of new transactions and our assessment of, and response to, changing market conditions. To the extent we have open positions, we are exposed to the risk that changing market prices could have a material, adverse impact on our consolidated financial position or results of operations.

We have considered a number of risks and costs associated with the future contractual commitments included in our energy portfolio. These risks include credit risks associated with the financial condition of counterparties, product location (basis) differentials and other risks. Declines in the creditworthiness of our counterparties could have a material adverse impact on our overall exposure to credit risk. We maintain credit policies with regard to our counterparties that, in management’s view, reduce our overall credit risk.

We are also exposed to commodity price changes outside of trading activities. We use derivative contracts for non-trading purposes and a mix of various fuel types primarily to reduce exposure relative to the volatility of market and commodity prices. The wholesale power market is extremely volatile in price and supply. This volatility impacts our costs of power purchased and our participation in energy trades. If we were unable to generate an adequate supply of electricity for our retail customers, we would purchase power in the wholesale market to the extent it is available, subject to possible transmission constraints, and/or implement curtailment or interruption procedures as allowed for in our tariffs and terms and conditions of service. The increased expenses or loss of revenues associated with this could be material and adverse to our consolidated results of operations and financial condition.

We use various fossil fuel types, including coal, natural gas and oil, to operate our system. A significant portion of our coal requirements are purchased under long-term contracts. Due to the volatility of natural gas prices, we have begun to increasingly utilize our ability to switch to lower cost fuel types as the market allows, primarily by using oil in our natural gas burning facilities.

Additional factors that affect our commodity price exposure are the quantity and availability of fuel used for generation and the quantity of electricity customers consume. Quantities of fossil fuel used for generation could vary from year to year based on the availability, price and deliverability of a given fuel type as well as planned and scheduled outages at our facilities that use fossil fuels and the nuclear refueling schedule. Our customers’ electricity usage could also vary from year to year based on weather or other factors.

Although we generally attempt to balance our physical and financial contracts in terms of quantities and contract performance, net open positions typically exist. We will at times create a net open position or allow a net open position to continue when we believe that future price movements will increase the portfolio’s value. To the extent we have an open position, we are exposed to changing market prices that could have a material adverse impact on our consolidated financial position or results of operations.

The prices we use to value price risk management activities reflect our estimate of fair values considering various factors, including closing exchange and over-the-counter quotations, time value of money and price volatility factors underlying the commitments. We adjust prices to reflect the potential impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions. We consider a number of risks and costs associated with the future contractual commitments included in our energy portfolio, including credit risks associated with the financial condition of counterparties and the time value of money. We continuously monitor the portfolio and value it daily based on present market conditions.

Future changes in our creditworthiness and the creditworthiness of our counterparties may change the value of our portfolio. We adjust the value of contracts and set dollar limits with counterparties based on our assessment of their credit quality.

We use derivative financial instruments to reduce our exposure to certain fluctuations in some commodity prices, interest rates, and other market risks. With respect to some financial instruments we enter into, we formally designate and document the instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of correlation between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged.

The fair values of derivative contracts used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions and the overall reduction in our risk relating to adverse fluctuations in interest rates, commodity prices and other market factors. In addition, the net income effect resulting from our derivative instruments is recorded in the same line item within our consolidated statements of income (loss) as the underlying exposure being hedged. We also formally assess, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposures.

Hedging Activities

During the third quarter of 2001, we entered into hedging relationships to manage commodity price risk associated with future natural gas purchases. Initially, we entered into futures and swap contracts with terms extending through July 2004 to hedge price risk for a portion of our anticipated natural gas fuel requirements for our generation facilities. We designated these hedging relationships as cash flow hedges.

In 2002, due to the increased availability of our coal units and because we began burning more oil as use of oil became more economically favorable than natural gas, we did not burn our forecasted amount of natural gas. In September 2002, we determined that we had over-hedged approximately 12,000,000 MMBtu for the remaining period of the hedge. As a result of the discontinuance of this portion of the cash flow hedge, we recognized a gain of $4.0 million. In December 2003, we determined we could no longer meet the criteria to use hedge accounting for the 2004 forecasted gas purchases. As a result, we recognized in income a gain of $3.7 million, of which $2.8 million had previously been recognized in other comprehensive income.

Effective October 4, 2001, we entered into a $500.0 million interest rate swap agreement with a term of two years. At that time, the effect of the swap agreement was to fix the annual interest rate on the term loan at 6.18%. In June 2002, we refinanced the term loan associated with this swap, which increased the effective rate of the swap to 6.43%.

In the second quarter of 2003, we purchased a call option at a cost of $65.8 million, which locked in a settlement cost associated with a call option entered into in 1998 related to our 6.25% putable/callable notes. The portion of the call option that related to the portion of debt outstanding was treated as a cash flow hedge for accounting purposes. See Note 14, “Call Option,” for further information relating to the call option.

8. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment at December 31:

	2003	2002
	(In Thousands)

Electric plant in service	$6,467,797	$6,414,231
Accumulated depreciation	(2,647,214)	(2,537,340)

	3,820,583	3,876,891
Construction work in progress	59,570	40,071
Nuclear fuel, net	29,198	21,694

Net utility plant	3,909,351	3,938,656
Non-utility plant in service	149	288

Net property, plant and equipment	$3,909,500	$3,938,944

Depreciation expense on property, plant and equipment for the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
	(In Thousands)

Utility	$167,226	$171,749	$185,156
Non-utility	10	58	363

Total depreciation expense	$167,236	$171,807	$185,519

9. JOINT OWNERSHIP OF UTILITY PLANTS

	Our Ownership at December 31, 2003
	In-Service Dates		Investment	Accumulated Depreciation	Net MW	Ownership Percent
	(Dollars in Thousands)

LaCygne 1 (a)	June	1973	$194,471	$120,008	344.0	50
Jeffrey 1 (b)	July	1978	314,032	156,527	618.0	84
Jeffrey 2 (b)	May	1980	310,291	137,996	617.0	84
Jeffrey 3 (b)	May	1983	415,636	196,608	624.0	84
Jeffrey wind 1 (b)	May	1999	875	186	0.6	84
Jeffrey wind 2 (b)	May	1999	874	186	0.6	84
Wolf Creek (c)	Sept.	1985	1,407,696	576,649	548.0	47
State Line (d)	June	2001	107,846	10,754	202.0	40

(a)	Jointly owned with Kansas City Power & Light Company (KCPL)
(b)	Jointly owned with Aquila, Inc.
(c)	Jointly owned with KCPL and Kansas Electric Power Cooperative, Inc.
(d)	Jointly owned with The Empire District Electric Company

Amounts and capacity presented above represent our share. Our share of operating expenses of the plants in service above, as well as such expenses for a 50% undivided interest in LaCygne 2 (representing 337 megawatt (MW) capacity) sold and leased back to KGE in 1987, are included in operating expenses on our consolidated statements of income (loss). Our share of other transactions associated with the plants is included in the appropriate classification in our consolidated financial statements.

10. INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

A portion of our investment in ONEOK was previously accounted for by the equity method. We sold our ONEOK stock investment in multiple transactions in February, August and November 2003.

	Ownership at December 31,	Investment at December 31,		Equity Earnings, Year Ended December 31,
	2003	2003	2002	2003	2002	2001
		(In Thousands)
ONEOK	—	$—	$703,315	$—	$9,670	$4,721

During 2001, we disposed of 98% of our portfolio of affordable housing tax credit limited partnerships. The net impact of our total investment in these partnerships on our earnings, including equity in earnings, loss on disposal and generated tax credits was a net benefit of $5.3 million.

11. SHORT-TERM DEBT

Certain banks provide us a revolving credit facility on a committed basis totaling $150.0 million. The facility is secured by KGE’s first mortgage bonds and matures on June 6, 2005, provided that if we have not refinanced or provided for the payment of our 6.875% senior unsecured notes due August 1, 2004, at least 60 days prior to the due date, the maturity date is 60 days prior to the August 1, 2004 maturity date. As of December 31, 2003, borrowings on the revolving credit facility were $1.0 million, leaving $149.0 million remaining capacity under this facility. See Note 12, “Long-term Debt,” for a discussion of covenants applicable to our credit facilities. We may consider refinancing options in the future.

Information regarding our short-term borrowings is as follows:

	As of December 31,
	2003	2002
	(Dollars in Thousands)
Borrowings outstanding at year end:
Credit agreement and an other financing arrangement	$1,000	$1,000

Weighted average interest rate on debt outstanding at year-end, excluding fees	6.08%	6.34%

Weighted average short-term debt outstanding during the year	$1,009	$168,078

Weighted daily average interest rates during the year, excluding fees	6.12%	3.67%

Our interest expense on short-term debt and other was $1.2 million in 2003, $7.4 million in 2002 and $8.1 million in 2001.

12. LONG-TERM DEBT

Outstanding Debt

Long-term debt outstanding at December 31 is as follows:

	2003	2002
	(In Thousands)
Westar Energy

First mortgage bond series:
7 7/8% due 2007	$365,000	$365,000
8 1/2% due 2022	125,000	125,000
7.65% due 2023	100,000	100,000

	590,000	590,000

Pollution control bond series:
Variable due 2032, 1.10% at December 31, 2003	45,000	45,000
Variable due 2032, 1.04% at December 31, 2003	30,500	30,500
6% due 2033	58,340	58,340

	133,840	133,840

6 7/8% unsecured senior notes due 2004	184,456	278,310
9 3/4% unsecured senior notes due 2007	387,000	387,000
7 1/8% unsecured senior notes due 2009	145,078	145,078
6.80% unsecured senior notes due 2018	26,993	27,396
6.25% unsecured senior notes due 2018, putable/callable 2003	—	146,390
Senior secured term loan due 2005, variable rate of 4.22% at December 31, 2003	114,143	584,000
Capital leases (d)	22,593	27,356
Other long-term agreements	4,179	4,352

	884,442	1,599,882

KGE

First mortgage bond series:
7.60% due 2003 (a)	—	135,000
6 1/2% due 2005	65,000	65,000
6.20% due 2006	100,000	100,000

	165,000	300,000

Pollution control bond series:
5.10% due 2023	13,488	13,493
Variable due 2027, 1.15% at December 31, 2003	21,940	21,940
7.0% due 2031	327,500	327,500
Variable due 2032, 1.17% at December 31, 2003	14,500	14,500
Variable due 2032, 1.15% at December 31, 2003	10,000	10,000

	387,428	387,433

Unamortized debt premium (b)	—	4,822
Unamortized debt discount (b)	(3,924)	(4,926)
Long-term debt due within one year (c)	(190,747)	(290,294)

Long-term debt, net	$1,966,039	$2,720,757

Long-term debt, affiliate (d)	$103,093	$—

7 7/8% cumulative quarterly income preferred securities, Series A, due 2025 (d)	$—	$98,835
8 1/2% cumulative quarterly income preferred securities, Series B, due 2036 (e)	—	115,670

Shares subject to mandatory redemption	$—	$214,505

(a)	Funds were irrevocably deposited with the bond trustee in 2002 to provide for repayment of this obligation in 2003.
(b)	Debt premiums and discounts are being amortized over the remaining lives of each issue.
(c)	Includes capital leases, which are discussed in further detail in Note 25.
(d)	Reclassified due to adoption of FIN 46R. See Note 6, “Accounts Receivable and Variable Interest Entities,” for further detail.
(e)	On September 22, 2003, we redeemed our entire issue at par.

The amount of Westar Energy’s first mortgage bonds authorized by its Mortgage and Deed of Trust, dated July 1, 1939, as supplemented, is unlimited subject to certain limitations as described below. The amount of KGE’s first mortgage bonds authorized by the KGE Mortgage and Deed of Trust, dated April 1, 1940, as supplemented, is limited to a maximum of $2 billion, unless amended. First mortgage bonds are secured by utility assets. Amounts of additional bonds that may be issued are subject to property, earnings and certain restrictive provisions of each mortgage. As of December 31, 2003, $361.3 million principal amount of additional first mortgage bonds could be issued under the most restrictive provisions in Westar Energy’s mortgage, except in connection with refundings. As of December 31, 2003, approximately $889.0 million principal amount of additional KGE first mortgage bonds could be issued under the most restrictive provisions in the mortgage.

Debt Covenants

Some of our debt instruments contain restrictions that require us to maintain various coverage and leverage ratios as defined in the agreements. Our calculations of these ratios are performed in accordance with our debt agreements and are used solely to determine compliance with our various debt covenants. We were in compliance with these covenants as of December 31, 2003.

On November 6, 2003, we entered into a Waiver and Amendment with the lenders under our revolving credit facility, which waived any default arising as a result of the redemption of the Western Resources mandatorily redeemable preferred securities, Series B, and amended the revolving credit facility to permit us to redeem the Western Resources mandatorily redeemable preferred securities, Series A, in the future.

Maturities

Maturities of long-term debt as of December 31, 2003 are as follows:

Year	Principal Amount
(In Thousands)
2004	$190,747
2005	183,395
2006	103,879
2007	755,489
2008	2,732
Thereafter	1,023,637

$2,259,879

Our interest expense on long-term debt was $223.2 million in 2003, $227.8 million in 2002 and $207.9 million in 2001.

Other Mandatorily Redeemable Securities

On December 14, 1995, Western Resources Capital I, a wholly owned trust, issued $100.0 million of 7 7/8% Cumulative Quarterly Income Preferred Securities, Series A. The securities are redeemable at the option of Western Resources Capital I on or after December 11, 2000, at $25 per security plus accrued interest and unpaid dividends. Holders of the securities are entitled to receive distributions at an annual rate of 7 7/8% of the liquidation value of $25. Distributions are payable quarterly and are tax deductible by us. These distributions are recorded as interest expense. The sole asset of the trust is $103.1 million principal amount of Westar Energy 7 7/8% Deferrable Interest Subordinated Debentures, Series A due December 11, 2025.

On July 31, 1996, Western Resources Capital II, a wholly owned trust, issued $120.0 million of 8 1/2% Cumulative Quarterly Income Preferred Securities, Series B. On September 22, 2003, we redeemed our entire issuance of Western Resources Capital II 8 1/2% Cumulative Quarterly Income Preferred Securities, Series B, at par. This transaction reduced our long-term liabilities by approximately $115.7 million. We expensed the remaining original unamortized issuance costs of $3.3 million at redemption. See Note 2, “Summary of Significant Accounting Policies,” for a discussion of the current accounting treatment for our mandatorily redeemable preferred securities of subsidiary trusts holding solely company subordinated debentures.

In addition to Westar Energy’s obligations under the Subordinated Debentures discussed above, Westar Energy has guaranteed, on a subordinated basis, payment of distributions on the preferred securities. These undertakings constitute a full and unconditional guarantee by Westar Energy of the trust’s obligations under the preferred securities.

13. DEBT FINANCINGS

On May 10, 2002, we completed offerings for $365.0 million of our first mortgage bonds and $400.0 million of our unsecured senior notes. The entire principal amount of these securities will be due on May 1, 2007. The first mortgage bonds bear interest at an annual rate of 7 7/8% and the unsecured senior notes bear interest at an annual rate of 9 3/4%. Interest on the first mortgage bonds and unsecured senior notes is payable semi-annually on May 1 and November 1 of each year. The net proceeds from these offerings were used to repay outstanding indebtedness of $547.0 million under our existing secured bank term loan, provide for the repayment of $100.0 million of our 7.25% first mortgage bonds due August 15, 2002 together with accrued interest, reduce the outstanding balance on our existing secured revolving credit facility and pay fees and expenses of the transactions. In conjunction with our May 10, 2002 financing, we amended our secured revolving credit facility to reduce the total commitment under the facility to $400.0 million from $500.0 million and to release $100.0 million of our first mortgage bonds from collateral.

On June 6, 2002, we entered into a secured credit agreement providing for a $585.0 million term loan and a $150.0 million revolving credit facility, each maturing on June 6, 2005, provided that if we have not refinanced or provided for the payment of our 6.875% senior unsecured notes (with an outstanding principal balance of $184.5 million) before June 1, 2004, the secured credit agreement will mature on June 1, 2004. All loans under the credit agreement are secured by KGE’s first mortgage bonds. The proceeds of the term loan were used to retire the existing $400.0 million revolving credit facility with an outstanding principal balance of $380.0 million, to provide for the repayment at maturity of $135.0 million principal amount of KGE first mortgage bonds that were due December 15, 2003 together with accrued interest, to repurchase approximately $45.0 million of our outstanding unsecured notes and to pay customary fees and expenses of the transactions.

In February 2004, we repaid the remaining balance of $114.1 million under our $585.0 million term loan that was due in 2005 with internally generated cash and a portion of the proceeds received from the sale of Protection One.

14. CALL OPTION

In August 1998, we entered into a call option with an investment bank related to the issuance of $400.0 million of our 6.25% senior unsecured notes. There notes were putable and callable on August 15, 2003 (the putable/callable notes).

In the second quarter of 2003, we purchased a call option at a cost of $65.8 million, which locked in the settlement cost associated with the August 1998 call option. The outstanding options were settled and the related notes were retired in August 2003. For the year ended December 31, 2003, we recognized a loss related to the putable/callable notes of $21.5 million, which includes a loss of $14.2 million associated with the settlement of the call options.

15. EMPLOYEE BENEFIT PLANS

Pension

We maintain a qualified non-contributory defined benefit pension plans covering substantially all of our utility employees. Pension benefits are based on years of service and the employee’s compensation during the five highest paid consecutive years out of ten before retirement. Our policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. We also maintain a non-qualified Executive Salary Continuation Plan for the benefit of certain current and retired officers.

As a co-owner of WCNOC, we are indirectly responsible for 47% of the liabilities and expenses associated with the WCNOC pension and post-retirement plans. Our 47% share is included in the tables that follow.

Post-retirement Benefits

We accrue the cost of post-retirement benefits during the years an employee provides service.

The following tables summarize the status of our pension and other post-retirement benefit plans, including 47% of the WCNOC pension plan:

	Pension Benefits		Post-retirement Benefits
At December 31,	2003	2002	2003		2002
	(In Thousands)
Change in Benefit Obligation:
Benefit obligation, beginning of year	$478,139	$423,814		$128,970		$108,630
Obligation for additional plans	—	3,308		—		—
Service cost	7,927	9,149		1,404		1,414
Interest cost	31,761	31,337		8,293		7,739
Plan participants’ contributions	—	—		2,353		1,742
Benefits paid	(30,119)	(30,823)		(13,425)		(9,399)
Assumption changes	27,556	23,581		7,911		10,112
Actuarial losses (gains)	3,374	4,900		(4,727)		8,732
Amendments	500	—		—		—
Curtailments, settlements and special term benefits	440	12,873		—		—

Benefit obligation, end of year	$519,578	$478,139		$130,779		$128,970

Change in Plan Assets:
Fair value of plan assets, beginning of year	$382,300	$467,062		$12,629		$577
Adjustments	—	—		269		—
Actual return on plan assets	80,213	(58,463)		396		(740)
Employer contribution	2,459	4,524		19,800		20,449
Plan participants’ contributions	—	—		2,242		1,742
Benefits paid	(28,241)	(30,823)		(12,793)		(9,399)

Fair value of plan assets, end of year	$436,731	$382,300		$22,543		$12,629

Funded status	$(82,847)	$(95,839)		$(108,236)		$(116,341)
Unrecognized net (gain) loss	66,955	71,877		33,751		31,772
Unrecognized transition obligation, net	455	334		36,218		40,207
Unrecognized prior service cost	18,782	21,631		(1,865)		(2,330)
Post-measurement date adjustments	441	—		—		—

Prepaid (accrued) post-retirement benefit costs	$3,786	$(1,997)		$(40,132)		$(46,692)

Amounts Recognized in the Statement of Financial Position Consist Of:
Prepaid benefit cost	$28,976	$20,993	$	N/A	$	N/A
Accrued benefit liability	(25,190)	(23,057)		(40,132)		(46,692)
Additional minimum liability	(8,758)	(9,068)		N/A		N/A
Intangible asset	958	1,015		N/A		N/A
Accumulated other comprehensive income	7,800	8,120		N/A		N/A

Net amount recognized	$3,786	$(1,997)		$(40,132)		$(46,692)

	Pension Benefits		Post-retirement Benefits
At December 31,	2003	2002	2003		2002
	(In Thousands)
Accumulated Benefit Obligation	$466,889	$412,147	$	N/A	$	N/A

Pension Plans With a Projected Benefit Obligation In Excess of Plan Assets:
Projected benefit obligation	$519,578	$478,139		N/A		N/A
Accumulated benefit obligation	466,889	412,147		N/A		N/A
Fair value of plan assets	436,731	382,300		N/A		N/A

Pension Plans With an Accumulated Benefit Obligation In Excess of Plan Assets:
Projected benefit obligation	$73,540	$67,092		N/A		N/A
Accumulated benefit obligation	60,528	54,092		N/A		N/A
Fair value of plan assets	26,799	22,276		N/A		N/A

Post-retirement Plans With an Accumulated Post-retirement Benefit Obligation In Excess of Plan Assets:
Accumulated post-retirement benefit obligation	N/A	N/A		$130,779		$128,970
Fair value of plan assets	N/A	N/A		22,543		12,629

Weighted-Average Actuarial Assumptions used to Determine Net Periodic Benefit Obligation:
Discount rate	6.11%	6.75%		6.10%		6.74%
Compensation rate increase	3.11%	3.75%		3.10%		3.75%

We use a measurement date of December 31 for the majority of our pension and post-retirement benefit plans.

The prior service cost (benefit) is amortized on a straight-line basis over the average future service of the active plan participants benefiting under the plan at the time of the amendment. The net actuarial gain (loss) subject to amortization is amortized on a straight-line basis over the average future service of active plan participants benefiting under the plan, without application of the amortization corridor described in SFAS Nos. 87 and 106.

	Pension Benefits			Post-retirement Benefits
For the Year Ended December 31,	2003	2002	2001	2003	2002	2001
	(In Thousands)
Components of Net Periodic (Benefit) Cost:
Service cost	$7,927	$9,149	$9,042	$1,404	$1,414	$1,477
Interest cost	31,761	31,337	28,783	8,293	7,739	7,344
Expected return on plan assets	(42,977)	(44,761)	(43,001)	(1,431)	(52)	(36)
Amortization of unrecognized transition obligation, net	(120)	(194)	34	3,989	3,989	3,987
Amortization of unrecognized prior service costs	3,389	3,327	3,317	(467)	(467)	(466)
Amortization of (gain) loss, net	(1,430)	(5,911)	(8,327)	1,711	992	794
Curtailments, settlements and special term benefits	440	12,873	6,133	—	—	547

Net periodic (benefit) cost	$(1,010)	$5,820	$(4,019)	$13,499	$13,615	$13,647

Weighted-Average Actuarial Assumptions used to Determine Net Periodic (Benefit) Cost:
Discount rate	6.75%	7.25%	7.29%	6.74%	7.25%	7.26%
Expected long-term return on plan assets	9.00%	9.02%	9.02%	9.00%	9.00%	9.01%
Compensation rate increase	3.75%	4.25%	4.25%	3.75%	4.25%	4.25%

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plan’s investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing long-term historical experience and future expectations of the volatility of the various asset classes. Based on target asset allocations for each asset class, the overall expected rate of return for the portfolio was developed, adjusted for historical and expected experience of active portfolio management results compared to benchmark returns and for the effect of expenses paid from plan assets. In selecting the discount rate, fixed income security yield rates for corporate high-grade bond yields are considered.

For measurement purposes, the assumed annual health care cost growth rates, not including any possible additional reduction as a result of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act), were as follows:

	At December 31,
	2003	2002
Health care cost trend rate assumed for next year	9%	10%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%

Year that the rate reaches the ultimate trend rate	2007	2007

The health care cost trend rate has a significant effect on the projected benefit obligation. A 1% change in assumed health care cost growth rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
	(In Thousands)

Effect on total of service and interest cost	$178	$(177)
Effect on the present value of the accumulated projected benefit obligation	2,633	(2,625)

In December 2003, the President signed into law the Medicare Act. The Medicare Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of post-retirement medical benefits that meet certain criteria. The Medicare Act is expected to ultimately reduce our post-retirement costs from what they would be absent such changes. Detailed regulations pertaining to the Medicare Act have not yet been issued so we cannot determine precisely how we will implement the Medicare Act’s provisions. In addition, accounting guidance regarding the recognition of the impact of the Medicare Act is pending. As permitted by the FASB Staff Position 106-1, we have elected to defer the recognition of the Medicare Act. Consequently, the effects of the Medicare Act are not reflected in the accounting of our post-retirement benefits as of December 31, 2003.

The asset allocation for the pension plans and the post-retirement benefit plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category are as follows:

	Target Allocation for 2004	Plan Assets
Asset Category		2003	2002
Pension Plans:
Equity securities	65%	67%	61%
Debt securities	30%	30%	33%
Cash and other	5%	3%	6%

Total		100%	100%

Post-retirement Benefit Plans:
Equity securities	50 – 60%	32%	0%
Debt securities	30 – 40%	34%	0%
Cash and other	0 – 10%	34%	100%

Total		100%	100%

Pension and retiree welfare plan assets are managed in accordance with the “prudent investor” guidelines contained in the Employee Retirement Income Securities Act of 1974 (ERISA). The plan’s investment strategy supports the objective of the funds, which is to earn the highest possible return on plan assets consistent with a reasonable and prudent level of risk. Investments are diversified across classes, sectors and manager style to minimize the risk of large losses. We delegate investment management to specialists in each asset class and where appropriate, provide the investment manager with specific guidelines, which include allowable and/or prohibited investment types. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Expected cash flows:

	Pension Benefits		Post-Retirement Benefits
	To/From Trust	To/From Company Assets	To/From Trust	To/From Company Assets
	(In Thousands)
Expected contributions:
2004	$4,100	$2,200	$20,000	$500

Expected benefit payments:
2004	$27,700	$2,200	$7,500	$500
2005	27,100	2,100	8,000	500
2006	26,800	2,100	8,500	600
2007	26,700	2,000	8,600	700
2008	26,700	1,900	8,600	800
2009 - 2013	142,600	9,400	42,000	5,800

Savings Plans

We maintain qualified 401(k) savings plans in which a majority of our employees participate. We match employees’ contributions in cash up to specified maximum limits. Our contributions to the plans are deposited with a trustee and are invested at the direction of plan participants into one or more of the investment alternatives we provide under the plan. Our contributions were $3.9 million for 2003, $3.7 million for 2002 and $4.4 million for 2001.

Under our qualified employee stock purchase plan established in 1999, full-time, non-union employees may purchase designated shares of our common stock at no more than a 15% discounted price. Our employees purchased 403,705 shares in 2003 at an average price of $8.45 per share. Employees purchased 46,432 shares in 2002 at an average price of $8.45 per share and employees purchased 67,519 shares at an average price of $14.56 per share in 2001. At December 31, 2003, we had 783,606 shares of our common stock available for issuance under this program.

Stock Based Compensation Plans

We have a long-term incentive and share award plan (LTISA Plan), which is a stock-based compensation plan in which some of our utility employees are eligible for awards. The LTISA Plan was implemented as a means to attract, retain and motivate employees and board members (plan participants). Under the LTISA Plan, we may grant awards in the form of stock options, dividend equivalents, share appreciation rights, restricted shares, RSUs, performance shares and performance share units to plan participants. Up to five million shares of common stock may be granted under the LTISA Plan. At December 31, 2003, awards of 2,154,204 shares of common stock had been made under the LTISA Plan. Dividend equivalents accrue on the awarded RSUs. Dividend equivalents are the right to receive cash equal to the value of dividends paid on our common stock.

In 2003, we granted 547,270 RSUs to board members, officers and some management employees. We granted 584,165 RSUs to a broad-based group of over 800 non-union employees in 2002. Each RSU represents a right to receive one share of our common stock at the end of the restricted period assuming certain criteria are met. In addition, RSUs linked to 783,400 shares of Protection One common stock and 12,193 shares of Guardian International, Inc. preferred stock held by us were granted to certain current and former officers in 2002. During 2001, we granted 579,915 RSUs. The grant of RSUs is shown as a separate component of shareholders’ equity. Unearned compensation is being amortized to expense over the vesting period. This compensation expense is shown as a separate component of shareholders’ equity.

During the second quarter of 2002, active employees awarded RSUs in prior years were allowed to exchange eligible RSUs for shares of common stock. As a result, approximately 145,000 RSUs were exchanged for approximately 105,000 shares of our common stock. In addition, approximately 317,000 RSUs held by certain executive officers were exchanged for approximately 12,500 shares of Guardian International, Inc. preferred stock held by us. Compensation expense associated with this exchange totaled approximately $9.0 million for 2002. Also, in September 2002, former employees had the opportunity to convert vested RSUs into common stock. As a result, 34,433 shares of our common stock were issued in exchange for 68,865 RSUs.

Another component of the LTISA Plan is the Executive Stock for Compensation program, where in the past eligible employees were entitled to receive RSUs in lieu of current cash compensation. The Executive Stock for Compensation program was modified in 2001 to pay a portion of current compensation in the form of stock. Although this plan was discontinued, dividends will continue to be paid to plan participants on their outstanding plan balance until distribution. At the end of the deferral period, RSUs are paid in the form of stock. Plan participants were awarded 10,009 shares of common stock for dividends in 2003 and 12,121 shares of common stock for dividends in 2002. In 2001, eligible employees were awarded 31,881 shares of common stock representing $0.7 million of compensation. Participants received common stock distributions of 5,101 shares in 2003, 40,097 shares in 2002 and 974 shares in 2001.

Stock options under the LTISA plan are as follows:

	As of December 31,
	2003		2002		2001
	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price
Outstanding, beginning of year	232.6	$32.08	552.3	$34.02	498.3	$34.46
Exercised	—	—	(2.6)	18.71	(2.3)	15.31
Forfeited	(5.9)	29.99	(317.1)	—	(13.2)	—
Adjusted	—	—	—	35.57	69.5	29.30

Outstanding, end of year	226.7	32.92	232.6	32.08	552.3	34.02

Stock options issued and outstanding at December 31, 2003 are as follows:

	Range of Exercise Price	Number Issued and Outstanding	Weighted- Average Contractual Life in Years	Weighted- Average Exercise Price
Options - Exercisable:
2000	$15.3125	9,283	7	$15.31
1999	27.8125-32.125	22,900	6	29.52
1998	38.625-43.125	55,890	5	41.15
1997	30.75	94,490	4	30.75
1996	29.25	44,095	3	29.25

Total outstanding		226,658

RSUs under the LTISA plan are as follows:

	As of December 31,
	2003		2002		2001
	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price
Outstanding, beginning of year	1,619.9	$18.08	1,902.9	$22.87	1,607.4	$18.90
Granted	547.3	12.9	584.2	13.28	579.9	40.05
Exercised	(251.8)	14.6	(291.8)	18.81	(275.7)	19.08
Forfeited	(1.7)	17.39	(575.4)	28.70	(8.7)	17.86

Outstanding, end of year	1,913.7	16.25	1,619.9	18.08	1,902.9	22.87

RSUs issued and outstanding at December 31, 2003 are as follows:

	Range of Fair Value at Grant Date	Number Issued and Outstanding
Restricted share units:
2003	$10.20 - $17.75	547,270
2002	9.90 – 19.78	519,191
2001	24.84 – 27.83	197,000
2000	15.3125 – 19.875	517,461
1999	27.8125 – 32.125	63,782
1998	38.625	69,000

Total outstanding		1,913,704

Dividend equivalents were also issued to recipients of stock options and RSUs. Recipients of RSUs receive dividend equivalents when dividends are paid on shares of company stock. The value of each dividend equivalent related to stock options is calculated by accumulating dividends that would have been paid or payable on a share of company common stock. The dividend equivalents, with respect to stock options, expire after nine years from date of grant. The weighted-average fair value at the grant-date of the dividend equivalents on stock options was $6.38 in 2003, $6.35 in 2002 and $6.28 in 2001.

Split Dollar Life Insurance Program

In 1998, we established a split dollar life insurance program for our benefit and the benefit of certain of our former executive officers. Under the program, we purchased life insurance policies, which provide the beneficiary a death benefit in an amount equal to the face amount of the policy reduced by the greater of (i) all premiums paid by the company or (ii) the cash surrender value of the policy, which amount, at the death of the executive, will be returned to us. We retained an economic interest in the death benefit and cash surrender value of the policy to secure this repayment obligation. Policies were purchased under the program only in 1998 and no current officers have received benefits under this program.

Subject to certain conditions, former executive officers may transfer to us their interest in the death benefit based on a predetermined formula. The liability associated with this program was $12.0 million as of December 31, 2003 and remained unchanged from December 31, 2002. The obligations under this program can increase and decrease based on our total return to shareholders and payments to plan participants.

16. INCOME TAXES

Income tax expense (benefit) is composed of the following components at December 31:

	2003	2002	2001
	(In Thousands)

Current income taxes:
Federal	$84,236	$(153,432)	$(21,942)
State	21,675	(4,432)	(187)
Deferred income taxes:
Federal	(145,818)	(77,040)	(28,362)
State	(37,719)	8,933	1,181
Investment tax credit amortization	(4,642)	(4,793)	(6,646)

Total	(82,268)	(230,764)	(55,956)
Less taxes classified in:
Discontinued operations	(164,036)	(146,910)	(41,591)
Cumulative effects of accounting changes	—	(72,335)	12,347

Total income tax expense (benefit)	$81,768	$(11,519)	$(26,712)

Temporary differences related to deferred tax assets and deferred tax liabilities are summarized in the following table:

	December 31,
	2003	2002
	(In Thousands)
Deferred tax assets:
Deferred gain on sale-leaseback	$66,448	$71,609
General business credit carryforward (a)	27,524	28,469
Accrued liabilities	19,599	16,860
Disallowed plant costs	14,527	15,587
Long-term energy contracts	12,034	12,814
Protection One Impairment	93,775	—
Other	66,750	83,992

Total deferred tax assets	$300,657	$229,331

Deferred tax liabilities:
Accelerated depreciation	$666,315	$661,673
Acquisition premium	251,163	259,162
Deferred future income taxes	207,812	198,866
Investment tax credits	73,875	79,584
Other	22,071	140,303

Total deferred tax liabilities	$1,221,236	$1,339,588

(a)	Balance represents unutilized tax credits generated from affordable housing partnerships in which we sold the majority of our interests in 2001. These credits expire beginning 2019 through 2023.

Deferred tax assets and liabilities are reflected on our consolidated balance sheets as follows:

	December 31,
	2003	2002
	(In Thousands)
Current deferred tax assets, net	$119,041	$—

Current deferred tax liabilities, net	—	13,580
Non-current deferred tax liabilities, net	1,039,620	1,096,677

Net deferred tax liabilities	$920,579	$1,110,257

In accordance with various rate orders, we have not yet collected through rates certain accelerated tax deductions, which have been passed on to customers. We believe it is probable that the net future increases in income taxes payable will be recovered from customers. We have recorded a regulatory asset for these amounts. These assets are also a temporary difference for which deferred income tax liabilities have been provided. This liability is classified above as deferred future income taxes.

The effective income tax rates set forth below are computed by dividing total federal and state income taxes by the sum of such taxes and net income. The difference between the effective tax rates and the federal statutory income tax rates are as follows:

	For the Year Ended December 31,
	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State income taxes	4.3	2.8	0.1
Amortization of investment tax credits	(1.9)	(6.2)	(20.4)
Corporate-owned life insurance policies	(5.0)	(15.0)	(41.9)
Affordable housing tax credits	(0.1)	(0.2)	(29.9)
Accelerated depreciation flow through and amortization	2.2	6.4	0.2
Dividends received deduction	(1.7)	(12.6)	(31.3)
Settlement of outstanding state income tax issue	—	(27.4)	—
Other	0.6	2.3	6.3

Effective income tax rate	33.4%	(14.9)%	(81.9)%

17. COMMITMENTS AND CONTINGENCIES

Purchase Orders and Contracts

As part of our ongoing operations and construction program, we have purchase orders and contracts, excluding fuel (which is discussed below under “— Fuel Commitments,”) that have an unexpended balance of approximately $125.4 million at December 31, 2003, of which $30.9 million has been committed. The $30.9 million commitment relates to purchase obligations issued and outstanding at year-end.

The aggregate amount of required payments at December 31, 2003 was as follows:

Committed Amount
(In Thousands)
2004	$20,557
2005	8,236
2006	2,183
2007	7
2008	—
Thereafter	1

$30,984

Clean Air Act

Generally, we must comply with the Clean Air Act, state laws and implementing regulations that impose, among other things, limitations on major pollutants, including sulfur dioxide (SO2), particulate matter and nitrogen oxides (NOx). In addition, we must comply with the provisions of the Clean Air Act Amendments of 1990 that require a two-phase reduction in some emissions. We have installed continuous monitoring and reporting equipment in order to meet the acid rain requirements. We have not had to make any material capital expenditures to meet Phase II SO2 and NOx requirements.

Manufactured Gas Sites

We have been associated with a number of former manufactured gas sites located in Kansas and Missouri that may contain coal tar and other potentially harmful materials.

We and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement in 1994 governing all future work at the Kansas sites. Under the terms of the consent agreement, we agreed to investigate and remediate, if necessary, these sites. Through December 31, 2003, the costs incurred for preliminary site investigation and risk assessment have been minimal. Pursuant to an environmental indemnity agreement with ONEOK, the current owner of some of the Kansas sites, our liability for twelve of the Kansas sites is limited. Of those twelve sites, ONEOK assumed total liability for remediation of seven sites and we share liability for remediation with ONEOK for five sites. Our total liability for the five shared sites is capped at $3.8 million and terminates in 2012. We have sole responsibility for remediation with respect to three Kansas sites. With respect to two of those sites, we are currently either conducting or completing remediation activities and, with respect to the third site, we will begin investigation activities in the near future.

Our liability for our former manufactured gas sites in Missouri is limited by an environmental indemnity agreement with Southern Union Company, which bought all of the Missouri manufactured gas sites. According to the terms of the agreement, our future liability for these sites is capped at $7.5 million and terminates in 2009.

EPA New Source Review

The United States Environmental Protection Agency (EPA) is conducting numerous investigations nationwide to determine whether modifications at coal-fired power plants are subject to New Source Review requirements or New Source Performance Standards under Section 114(a) of the Clean Air Act (Section 114). These investigations focus on whether projects at coal-fired plants were routine maintenance or whether the projects were substantial modifications that could have reasonably been expected to result in a significant net increase in emissions. The Clean Air Act requires companies to obtain permits and, if necessary, install control equipment to remove emissions when making a major modification or a change in operation if either is expected to cause a significant net increase in emissions.

The EPA has requested information from us under Section 114 regarding projects and maintenance activities that have been conducted since 1980 at the three coal-fired plants we operate. On January 22, 2004, the EPA notified us that certain projects completed at Jeffrey Energy Center violated pre-construction permitting requirements of the Clean Air Act.

We are in discussions with the EPA concerning this matter but are unable to predict whether the EPA will take further enforcement action. We will attempt to reach a settlement agreement with the EPA. However, if a settlement cannot be reached, the EPA could refer the matter to the United States Department of Justice for it to consider whether to pursue an enforcement action. If we are required to pay any fines or penalties or update or install emissions controls at Jeffrey Energy Center or the other coal-fired plants or take other remedial action, these costs could be material. We believe that costs related to updating or installing emissions controls would qualify for recovery through rates. If we are assessed a penalty as a result of the EPA’s allegation, the penalty could be material and may not be recovered in rates.

Solid Waste Landfills

We have operating solid waste landfills at Jeffrey Energy Center, Tecumseh Energy Center and Lawrence Energy Center for the single purpose of disposing of coal combustion waste material. Additionally, there is one retired landfill at each of the Lawrence and Neosho Energy Centers. All landfills are permitted by the KDHE. The operating landfill at Lawrence Energy Center is projected to be full by 2007 requiring us to permit and construct a new landfill at this site. It is anticipated that the lead-time for permitting a new landfill may be significant. We began the process of obtaining this permit in late 2003 but can offer no assurance as to when or if we will obtain the permit.

Nuclear Decommissioning

Nuclear decommissioning is a nuclear industry term for the permanent shutdown of a nuclear power plant and the removal of radioactive components in accordance with Nuclear Regulatory Commission (NRC) requirements. The NRC will terminate a plant’s license and release the property for unrestricted use when a company has reduced the residual radioactivity of a nuclear plant to a level mandated by the NRC. The NRC requires companies with nuclear plants to prepare formal financial plans to fund nuclear decommissioning. These plans are designed so that funds required for nuclear decommissioning will be accumulated prior to the termination of the license of the related nuclear power plant.

We accrue nuclear decommissioning costs over the expected life of the Wolf Creek generating facility. The amount we accrue is based on the decommissioning costs approved by the KCC to be included in rates. Decommissioning costs that are recovered in rates are deposited in an external trust fund.

The KCC reviews nuclear decommissioning plans in two phases. Phase one is the approval of the nuclear decommissioning study, the current year dollar amount of funding and the future year dollar amount of funding. Phase two is the filing of a “funding schedule” by the owner of the nuclear facility detailing how it plans to fund the future year dollar amount for the pro rata share of the plant.

An updated nuclear decommissioning and dismantlement cost estimate was filed with the KCC on August 30, 2002. Estimated costs outlined by this study were developed to decommission Wolf Creek following a shutdown. The analyses relied on site-specific, technical information, updated to reflect current plant conditions and operating assumptions. Based on this study, our share of Wolf Creek’s nuclear decommissioning costs, under the immediate dismantlement method, is estimated to be approximately $220.0 million in 2002 dollars. These costs include decontamination, dismantling and site restoration and are not inflated, escalated, or discounted over the period of expenditure. The actual nuclear decommissioning costs may vary from the estimates because of changes in technology and changes in costs for labor, materials and equipment.

The KCC issued an order on April 16, 2003 approving the August 2002 nuclear decommissioning study for Wolf Creek. On June 2, 2003, we filed a funding schedule with the KCC to reflect the KCC’s April 16, 2003 order. On October 10, 2003, the KCC approved the funding schedule as filed without any change to our funding obligation.

Nuclear decommissioning costs are currently being charged to operating expense in accordance with the July 25, 2001 KCC rate order as modified by the KCC’s approval of the funding schedule in the KCC’s October 13, 2003 order. Electric rates charged to customers provide for recovery of these nuclear decommissioning costs over the life of Wolf Creek as determined by the KCC through 2045. The NRC requires that funds to meet its nuclear decommissioning funding assurance requirement be in our nuclear decommissioning fund by the time our license expires in 2025. We believe that the KCC approved funding level will be sufficient to meet the NRC minimum financial assurance requirement. However, our consolidated results of operations would be materially adversely affected if we are not allowed to recover the full amount of the funding requirement.

Nuclear decommissioning amounts expensed in 2003 approximated $3.9 million. The amounts collected are deposited in an external trust fund. The average after-tax expected return on trust assets is 5.7%.

Our investment in the nuclear decommissioning fund is recorded at fair value, including reinvested earnings. It approximated $80.1 million at December 31, 2003 and $63.5 million at December 31, 2002. Trust fund earnings accumulate in the fund balance and increase the recorded nuclear decommissioning liability.

Storage of Spent Nuclear Fuel

Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent disposal of spent nuclear fuel. As required by federal law, the WCNOC co-owners entered into a standard contract with the DOE in 1984 in which the DOE promised to begin accepting from commercial nuclear power plants their used nuclear fuel for disposal beginning in early 1998. In return, Wolf Creek pays into a federal Nuclear Waste Fund administered by the DOE a quarterly fee of one-tenth of a cent for each kilowatt-hour of net nuclear generation delivered to customers for the future disposal of spent nuclear fuel. From 1985 through December 2003, the WCNOC co-owners have paid slightly over $144.7 million into the Nuclear Waste Fund. Our share of these disposal costs are charged to cost of sales.

A permanent disposal site will not be available for the nuclear industry until 2010 or later. Under current DOE policy, once a permanent site is available, the DOE will accept spent nuclear fuel on a priority basis. The owners of the oldest spent fuel will be given the highest priority. As a result, disposal services for Wolf Creek will not be available prior to 2016. Wolf Creek has on-site temporary storage for spent nuclear fuel. In early 2000, Wolf Creek completed replacement of spent fuel storage racks to increase its on-site storage capacity for all spent fuel expected to be generated by Wolf Creek through the end of its licensed life in 2025.

In mid-2002, Congress passed and the President signed a resolution approving the Yucca Mountain site in Nevada for the development of a nuclear waste repository for the disposal of spent nuclear fuel and high level nuclear waste from the nation’s defense activities. This action allows the DOE to apply to the NRC to license the project. The DOE expects that this facility will open in 2010. However, the opening of the Yucca Mountain site could be delayed due to litigation and other issues related to the site as a permanent repository for spent nuclear fuel.

Nuclear Insurance

We maintain nuclear insurance for Wolf Creek in four areas: liability, worker radiation, property and accidental outage. These policies contain certain industry standard exclusions, including, but not limited to, ordinary wear and tear and war. Terrorist acts are not excluded from the property and accidental outage policies, but are covered as a common occurrence under the Non-Terrorism Risk Insurance Act. The term common occurrence means that if terrorist acts occur against one or more commercial nuclear power plants insured by our insurance company within a 12-month period, all of these terrorist acts will be treated as one event and the owners of the plants will share one full limit of each type of policy, which is currently $3.24 billion plus any reinsurance recoverable by Nuclear Electric Insurance Limited (NEIL), our insurance provider. Currently there is $1 billion of reinsurance purchased by NEIL. Claims that arise from terrorist acts are also covered by our nuclear liability and worker radiation policies. These policies are subject to one industry aggregate limit for such acts, currently $300.0 million for the risk of terrorism. Unlike the property and accidental outage policies, an industry-wide retrospective assessment program (discussed below) applies once the nuclear liability and worker radiation policies have been exhausted.

Nuclear Liability Insurance

Pursuant to the Price-Anderson Act, we are required to insure against public liability claims resulting from nuclear incidents to the full limit of public liability, which is currently approximately $10.9 billion. This limit of liability consists of the maximum available commercial insurance of $300.0 million, and the remaining $10.6 billion is provided through mandatory participation in an industry-wide retrospective assessment program. Under this retrospective assessment program, we can be assessed up to $100.6 million per incident at any commercial reactor in the country, payable at no more than $10.0 million per incident per year. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. This assessment also applies in excess of our worker radiation claims insurance. In addition, the United States Congress could impose additional revenue-raising measures to pay claims. If the $10.9 billion liability limitation is insufficient, the United States Congress will consider taking whatever action is necessary to compensate the public for valid claims.

The Price-Anderson Act expired in August 2002 but was extended until December 31, 2003 for Licensees. Licensees such as Wolf Creek continue to be grandfathered under the Act. The current version of a comprehensive energy bill expected to be adopted in 2004 by Congress contains provisions that would amend Federal Law (the “Price-Anderson Act”) addressing public liability from nuclear energy hazards in ways that would increase the annual limit on retrospective assessments from $10.0 million to $15.0 million per reactor per incident.

Nuclear Property Insurance

The owners of Wolf Creek carry decontamination liability, premature nuclear decommissioning liability and property damage insurance for Wolf Creek totaling approximately $2.8 billion (our share is $1.3 billion). This insurance is provided by NEIL. In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan mandated by the NRC. Our share of any remaining proceeds can be used to pay for property damage or decontamination expenses or, if certain requirements are met, including nuclear decommissioning the plant, toward a shortfall in the nuclear decommissioning trust fund.

Accidental Nuclear Outage Insurance

The owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If significant losses were incurred at any of the nuclear plants insured under the NEIL policies, we may be subject to retrospective assessments under the current policies of approximately $25.2 million (our share is $11.8 million).

Although we maintain various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, our insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on our consolidated financial condition and results of operations.

Fuel Commitments

To supply a portion of the fuel requirements for our generating plants, we have entered into various commitments to obtain nuclear fuel and coal. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At December 31, 2003, our share of WCNOC’s nuclear fuel commitments were approximately $17.6 million for uranium concentrates expiring in 2007, $2.8 million for conversion expiring in 2007, $15.3 million for enrichment expiring at various times through 2006 and $55.9 million for fabrication through 2024.

At December 31, 2003, our coal and coal transportation contract commitments in 2003 dollars under the remaining terms of the contracts were approximately $1.9 billion. The largest contract expires in 2020, with the remaining contracts expiring at various times through 2013.

At December 31, 2003, our natural gas transportation commitments in 2003 dollars under the remaining terms of the contracts were approximately $49.0 million. The natural gas transportation contracts provide firm service to several of our natural gas burning facilities and expire at various times through 2010, except for one contract that expires in 2016.

Energy Act

As part of the 1992 Energy Policy Act, a special assessment is being collected from utilities for a uranium enrichment decontamination and nuclear decommissioning fund. Our portion of the assessment, including carrying costs, for Wolf Creek is approximately $9.6 million. To date, we have paid approximately $7.5 million, with the remainder payable over the next three years. Such costs are recovered through the ratemaking process.

18. ASSET RETIREMENT OBLIGATIONS

In January 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires recognition of legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of such assets. Concurrent with the recognition of the liability, the estimated cost of an asset retirement obligation is capitalized and depreciated over the remaining life of the asset. Any income effects are offset by regulatory accounting pursuant to SFAS No. 71.

Legal Liability - Wolf Creek

On January 1, 2003, we recognized the liability for our 47% share of the estimated cost to decommission Wolf Creek. SFAS No. 143 requires the recognition of the present value of the asset retirement obligation we incurred at the time Wolf Creek was placed into service in 1985. On January 1, 2003, we recorded an asset retirement obligation of $74.7 million. In addition, we increased our property and equipment balance, net of accumulated depreciation, by $10.7 million. We also established a regulatory asset for $64.0 million, which represents the accretion of the liability since 1985 and the increased depreciation expense associated with the increase in plant. The asset retirement obligation is included on our consolidated balance sheets in other long-term liabilities. Costs to retire Wolf Creek are currently being recovered through rates as provided by the KCC.

The following table is a reconciliation of the legal asset retirement obligation related to the decommissioning of WCNOC, which is included on our consolidated balance sheets in other long-term liabilities:

As of December 31, 2003
(In Thousands)
Beginning asset retirement obligation	$—
Transition liability	74,745
Liabilities settled	—
Accretion expense	5,950
Estimated cash flows revisions	—

Ending asset retirement obligation	$80,695

The following presents pro forma asset retirement obligation information as if SFAS No. 143 had been adopted at January 1, 2002:

	As of December 31, 2003	As of December 31, 2002
	(In Thousands)
Liabilities incurred:
Reported	$80,695	$—
Pro forma	80,695	74,745

Non-legal Liability - Cost of Removal

We have recovered amounts in rates to provide for recovery of the probable costs of removing utility plant assets, but which do not represent legal retirement obligations. The amounts recovered were included as a component of depreciation expense in accordance with the FERC and KCC required ratemaking treatment. With the adoption of SFAS No. 143 we were required to quantify the net cost of removal included in accumulated depreciation. At December 31, 2002, we had $15.2 million included in accumulated depreciation that has been reclassified to other assets. At December 31, 2003, we had $6.6 million in removal costs that have been classified as a regulatory asset. The net amount related to non-legal retirement costs can fluctuate based on amounts related to removal costs recovered compared to removal costs incurred. Therefore, if in the future we recover removal costs in excess of amounts incurred we will recognize a regulatory liability for that amount. We do not anticipate that the adoption of SFAS No. 143 will have any impact on our electric rates.

19. LEGAL PROCEEDINGS

We and certain of our present and former officers are defendants in a consolidated purported class action lawsuit in United States District Court in Topeka, Kansas, “In Re Westar Energy, Inc. Securities Litigation,” Master File No. 5:03-CV-4003 and related cases. Plaintiffs filed a Consolidated Amended Complaint on July 15, 2003. The lawsuit is brought on behalf of purchasers of our common stock between March 29, 2000, the date we announced our intention to separate our electric utility operations from our unregulated businesses, and November 8, 2002, the date the KCC issued an order prohibiting the separation. The lawsuit alleges that we violated federal securities laws by making material misrepresentations, or omitting material facts, concerning the purpose and benefits of the previously proposed separation of our electric utility operations from our unregulated businesses, the compensation of our senior management and the independence and functioning of our board of directors and that as a result we artificially inflated the price of our common stock. On October 20, 2003, we and the other defendants filed motions to dismiss the complaint. Responses by the plaintiffs are due on March 15, 2004. We intend to vigorously defend against this action. We are unable to predict the ultimate impact of this matter on our consolidated financial position, results of operations and cash flows.

We and certain of our present and former officers and employees are defendants in a consolidated purported class action lawsuit filed in United States District Court in Topeka, Kansas, “In Re Westar Energy ERISA Litigation, Master File No. 03-4032-JAR.” Plaintiffs filed a Consolidated Amended complaint on October 20, 2003. The lawsuit is brought on behalf of participants in, and beneficiaries of, our Employees’ 401(k) Savings Plan between

July 1, 1998 and January 1, 2003. The lawsuit alleges violations of the Employee Retirement Income Security Act arising from the conduct of certain present and former officers and employees who served or are serving as fiduciaries for the plan. The conduct is related to alleged securities law violations related to the previously proposed separation of our electric utility operations from our unregulated businesses, our rate cases filed with the KCC in 2000, the compensation of and benefits provided to our senior management, energy marketing transactions with Cleco Corporation (Cleco) and the first and second quarter 2002 restatements of our consolidated financial statements related to the revised goodwill impairment charge and the mark-to-market charge on our putable/callable notes. On December 23, 2003, we filed a motion to dismiss the complaint. Certain other defendants have until March 30, 2004 to file motions to dismiss. Plaintiffs have until May 17, 2004 to file a response to the motions to dismiss. We intend to vigorously defend against this action. We are unable to predict the ultimate impact of this matter on our consolidated financial position, results of operations and cash flows.

Certain present and former members of our board of directors and officers are defendants in a shareholder derivative complaint filed April 18, 2003, “Mark Epstein vs David C. Wittig, Douglas T. Lake, Charles Q. Chandler IV, Frank J. Becker, Gene A. Budig, John C. Nettels, Jr., Roy A. Edwards, John C. Dicus, Carl M. Koupal, Jr., Larry D. Irick and Cleco Corporation, defendants, and Westar Energy, Inc., nominal defendant, Case No. 03-4081-JAR.” Plaintiffs filed an amended shareholder derivative complaint on July 30, 2003. Among other things, the lawsuit claims that the defendants (a) breached fiduciary duties owed to us because of the actions and omissions described in the report of the special committee of our board of directors (see Note 21 below), (b) caused or permitted our assets to be wasted on perquisites for certain insiders and (c) caused or permitted our May 6, 2002 proxy statement to be issued with materially false and misleading statements. The plaintiffs seek unspecified monetary damages and other equitable relief. In October 2003, our board of directors appointed a special litigation committee of the board to evaluate the amended shareholder derivative complaint. The members of the committee are Mollie Hale Carter, Arthur B. Krause and Michael F. Morrissey. Defendants who have not already filed a response to the complaint have until April 23, 2004 to respond. We are unable to predict the ultimate impact of this matter on our consolidated financial position, results of operations and cash flows.

On June 13, 2003, we filed a demand for arbitration with the American Arbitration Association asserting claims against Mr. Wittig and Mr. Lake arising out of their previous employment with us. Mr. Wittig and Mr. Lake have filed counterclaims against us in the arbitration alleging substantial damages related to the termination of their employment and the publication of the report of the special committee of our board of directors. We intend to vigorously defend against these claims. We are unable to predict the ultimate impact of this matter on our consolidated financial position, consolidated results of operations and cash flow.

We and our subsidiaries are involved in various other legal, environmental and regulatory proceedings. We believe that adequate provisions have been made and accordingly believe that the ultimate disposition of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

See also Notes 3, 17, 20, 21 and 23 for discussion of KCC regulatory proceedings, alleged violations of the Clean Air Act, an investigation by the United States Attorney’s Office, an inquiry by the Securities and Exchange Commission (SEC), an investigation by the FERC of certain of our power transactions, a special committee investigation and potential liabilities to Mr. Wittig and Mr. Lake.

20. ONGOING INVESTIGATIONS

Grand Jury Subpoena

On September 17, 2002, we were served with a federal grand jury subpoena by the United States Attorney’s Office in Topeka, Kansas, requesting information concerning the use of aircraft and our annual shareholder meetings. Since that date, the United States Attorney’s Office has served additional subpoenas on us and certain of our employees requesting further information concerning the use of our aircraft; executive compensation arrangements with Mr. Wittig, Mr. Lake and other former and present officers; the proposed rights offering of Westar Industries stock that was abandoned; and the company in general. We are providing information in response to these requests and we are cooperating fully in the investigation. We have not been informed that we are a target of the investigation. On December 4, 2003, Mr. Wittig and Mr. Lake were indicted by the federal grand jury on conspiracy, fraud and other criminal charges related to their actions while serving as our officers. We are unable to predict the ultimate outcome of the investigation or its impact on us.

Securities and Exchange Commission Inquiry

On November 1, 2002, the SEC notified us that it would be conducting an inquiry into the matters involved in the restatement of our first and second quarter 2002 financial statements. Our counsel has communicated with the SEC about these and other matters within the scope of the grand jury investigation, including disclosures in our proxy statements concerning personal aircraft use by former officers and the payment of a bonus to Mr. Wittig in 2002. We are unable to predict the ultimate outcome of the inquiry or its impact on us.

FERC Subpoena

On December 16, 2002, we received a subpoena from the FERC seeking details on power trades with Cleco and its affiliates, documents concerning power transactions between our system and our marketing operations and information on power trades in which we or other trading companies acted as intermediaries.

Cleco publicly disclosed in November 2002 that Cleco and its affiliates had engaged in certain trades that may have violated the FERC affiliate transaction rules applicable to Cleco. The affiliate transactions involved power sales from one Cleco affiliate to Westar Energy and then back to another or the same Cleco affiliate. The transactions totaled approximately $3.8 million in 2002, $12.6 million in 2001 and $3.4 million in 2000. The total amount of these transactions represented less than 1% of our total revenues in 2002, 2001 and 2000.

Among the issues being reviewed by the FERC are transactions we conducted with third parties to facilitate power transfers between our system and our marketing operations. These transactions and other energy marketing and trading activities were recently reviewed in a KCC ordered audit of our energy marketing operations. This review was conducted by an independent third party with industry experience who was approved by the KCC. The review found no irregularities in the structure or pricing of the transactions.

We have provided information to the FERC in response to the original subpoena, subsequent requests submitted through our counsel and additional subpoenas received July 28, 2003 and October 27, 2003 seeking information about compliance with the FERC codes of conduct applicable to generation and transmission activities. We believe that our participation in these transactions and the conduct of our generation and transmission operations did not violate the FERC rules and regulations. However, we are unable to predict the ultimate outcome of the investigation.

21. SPECIAL COMMITTEE INVESTIGATION

In September 2002, our board of directors appointed a special committee of directors to investigate matters related to a federal grand jury subpoena served on us by the United States Attorney’s Office in Topeka, Kansas, requesting information concerning the use of our corporate aircraft and our annual shareholder meetings. The scope of the special committee’s investigation was expanded to cover other matters that were the subject of additional United States Attorney’s Office subpoenas served on us and certain of our employees. These matters included executive compensation arrangements with David C. Wittig, our former chairman of the board, president and chief executive officer, and Douglas T. Lake, our former executive vice president, chief strategic officer and member of the board, and other former and present officers; the proposed rights offering of Westar Industries stock that was abandoned; and the company in general. The investigation also included matters that were the subject of an SEC inquiry into the restatement of our first and second quarter 2002 consolidated financial statements and disclosures in our proxy statements concerning personal aircraft use by former officers and the payment of a bonus to Mr. Wittig in 2002. The special committee completed its investigation and publicly released a report on May 14, 2003 concerning the conclusions and recommendations reached as a result of the investigation. The investigation did not result in adjustments to our previously filed financial statements.

22. COMMON AND PREFERRED STOCK

Our Restated Articles of Incorporation, as amended, provide for 150,000,000 authorized shares of common stock. At December 31, 2003, 72,840,217 shares were issued and 72,636,642 shares were outstanding.

We have a Direct Stock Purchase Plan (DSPP). Shares issued under the DSPP may be either original issue shares or shares purchased in the open market. During 2003, a total of 1,129,689 shares were purchased from the company through the reissuance of treasury shares for the DSPP, Employee Stock Purchase Plan, 401(k) match and other stock based plans operated under the 1996 Long-Term Incentive and Share Award Plan. At December 31, 2003, a total of 992,488 shares were available under the DSPP registration statement.

Treasury Stock

At December 31, 2003, we had a treasury stock balance of 203,575 shares. At December 31, 2002, we had a treasury stock balance of 1,333,264 including 850,000 shares held by Protection One. During 2003, we repurchased all of these shares from Protection One for the then current market value which was $3.4 million less than what Protection One originally paid.

See Note 26, “Related Party Information,” for information regarding our purchase during 2003 of shares of our common stock held by Protection One.

Preferred Stock Not Subject to Mandatory Redemption

Westar Energy’s cumulative preferred stock is redeemable in whole or in part on 30 to 60 days’ notice at our option. The table below shows our redemption amount for all series of preferred stock not subject to mandatory redemption at December 31, 2003.

Rate	Shares	Principal Outstanding	Call Price	Premium	Total Amount to Redeem
		(Dollars in Thousands)
4.500%	121,613	$12,161	108.00%	$973	$13,134
4.250%	54,970	5,497	101.50%	82	5,579
5.000%	37,780	3,778	102.00%	76	3,854

		$21,436		$1,131	$22,567

The provisions of Westar Energy’s Restated Articles of Incorporation, as amended, contain restrictions on the payment of dividends or the making of other distributions on our common stock while any preferred shares remain outstanding unless certain capitalization ratios and other conditions are met. If the ratio of the capital represented by our preference stock and common stock (together, Subordinated Stock) (including premiums on our capital stock) and its surplus accounts, to its total capital and its surplus accounts at the end of the second month immediately preceding the date of the proposed payment of dividends, adjusted to reflect the proposed payment (Capitalization Ratio), will be less than 20%, then the payment of the dividends on Subordinated Stock shall not exceed 50% of net income available for dividends for the 12-month period ending with and including the second month immediately preceding the date of the proposed payment. If the Capitalization Ratio is 20% or more but less than 25%, then the payment of dividends on the Subordinated Stock, including the proposed payment, then the payments shall not exceed 75% of its net income available for dividends for such 12-month period. Except to the extent permitted above, no payment or other distribution may be made that would reduce the Capitalization Ratio to less than 25%. The Capitalization Ratio is determined based on the unconsolidated balance sheet for Westar Energy. At December 31, 2003, the Capitalization Ratio was greater than 25%.

So long as there are any outstanding shares of Westar Energy preferred stock, Westar Energy shall not without the consent of a majority of the shares of preferred stock or if more than one-third of the outstanding shares of preferred stock vote negatively and without the consent of a percentage of any and all classes required by law and Westar Energy’s Articles of Incorporation, declare or pay any dividends (other than stock dividends or dividends applied by the recipient to the purchase of additional shares) or make any other distribution upon Subordinated Stock unless, immediately after such distribution or payment the sum of Westar Energy’s capital represented by the outstanding Subordinated Stock and our earned and any capital surplus shall not be less than $10.5 million plus an amount equal to twice the annual dividend requirement on all the then outstanding shares of preferred stock.

23. POTENTIAL LIABILITIES TO DAVID C. WITTIG AND DOUGLAS T. LAKE

David C. Wittig, our former chairman of the board, president and chief executive officer, resigned from all of his positions with us and our affiliates on November 22, 2002. On May 7, 2003, our board of directors determined that the employment of Mr. Wittig was terminated as of November 22, 2002 for cause. Douglas T. Lake, our former executive vice president, chief strategic officer and member of the board, was placed on administrative leave from all of his positions with us and our affiliates on December 6, 2002. On June 12, 2003, our board of directors terminated the employment of Mr. Lake for cause.

On June 13, 2003, we filed a demand for arbitration with the American Arbitration Association asserting claims against Mr. Wittig and Mr. Lake arising out of their previous employment with us. Among other things, we are seeking to recover compensation and benefits previously paid to Mr. Wittig and Mr. Lake and to avoid compensation and other benefits Mr. Wittig and Mr. Lake claim to be owed to them as a result of their previous employment with us. We are unable to predict the outcome of the arbitration.

As of December 31, 2003, we had accrued liabilities totaling approximately $51.5 million for compensation not yet paid to Mr. Wittig and Mr. Lake under various plans. The compensation includes RSU awards, deferred vested shares, deferred RSU awards, deferred vested stock for compensation, executive salary continuation plan benefits and, in the case of Mr. Wittig, benefits arising from a split dollar life insurance agreement. The amount of our obligation to Mr. Wittig related to a split dollar life insurance agreement is subject to adjustment at the end of each quarter based on the total return to our shareholders from the date of that agreement. The total return considers the change in stock price and accumulated dividends.

In January 2004, stock performance requirements were satisfied resulting in the vesting of RSUs previously granted to Mr. Wittig and Mr. Lake. Accordingly, in January 2004 we recorded compensation expense of $4.2 million and increased our accrued liability to Mr. Wittig and Mr. Lake by a like amount.

In addition to these amounts, we could also be obligated to make payments to Mr. Wittig and Mr. Lake pursuant to the executive salary continuation plan. Assuming an expected payout period of 35 years, the aggregate nominal amount of these payments would be approximately $17.2 million for Mr. Wittig and $8.6 million for Mr. Lake.

24. MARKETABLE SECURITIES

On January 1, 2003, we classified our investment in ONEOK as an available-for-sale security and by December 31, 2003, had sold all of our investment in ONEOK. Realized gains and losses on the sale of our marketable securities are included in earnings and were derived using the specific identification method. The following table summarizes our marketable security sales for the years ended December 31, 2003, 2002 and 2001:

	Marketable Security Sales
	2003	2002	2001
	(In Thousands)
Sales proceeds	$801,841	$—	$2,829
Realized gains	99,327	—	—
Realized losses	—	—	1,861

During each of the last three years, we wrote down the cost basis of certain other securities to their estimated fair value. The fair value of these equity securities had declined below our cost basis, and we determined that these declines were other than temporary. The write down for 2003 totaled $0.5 million. For 2002, the write down totaled $0.3 million. The amount of the 2001 write down totaled $11.1 million. The write downs are included in impairment of investments on our consolidated statements of income.

25. LEASES

Operating Leases

We lease office buildings, computer equipment, vehicles, railcars and other property and equipment with various terms and expiration dates ranging from 1 to 15 years. We have the right at the expiration of the basic lease terms to renew several leases, including the LaCygne 2 lease, static var equipment lease, and several railcar leases. We also have the right to purchase the equipment or assets at the expiration of the basic lease term or any renewal term at a price equal to the fair market value of the equipment if certain notification requirements are met.

In determining lease expense, the effects of scheduled rent increases are recognized on a straight-line basis over the minimum lease term. The rental expense associated with the LaCygne 2 operating lease includes an offset for the amortization of the deferred gain on the sale-leaseback. The rental expense and estimated commitments are as follows for the LaCygne 2 lease and other operating leases.

Year Ended December 31,	LaCygne 2 Lease (a)	Total Operating Leases
	(In Thousands)
Rental expense:
2001	$28,895	$53,956
2002	28,895	46,312
2003	28,895	42,495

Future commitments:
2004	$34,598	$45,106
2005	38,013	47,633
2006	42,287	51,570
2007	78,268	85,282
2008	12,609	19,085
Thereafter	331,441	365,634

Total future commitments	$537,216	$614,310

(a)	LaCygne 2 lease amounts are included in total operating leases.

In 1987, KGE sold and leased back its 50% undivided interest in the LaCygne 2 generating unit. The LaCygne 2 lease had an initial term of 29 years, with various options to renew the lease or repurchase the 50% undivided interest. KGE remains responsible for its share of operating and maintenance costs and other related operating costs of LaCygne 2. The lease is an operating lease for financial reporting purposes. We recognized a gain on the sale, which was deferred and is being amortized over the lease term. The increase in payments in 2006 and 2007 represent a change in accordance with the terms of the lease from the lease payments being made in arrears to the lease payments being made in advance and are included on a straight-line basis over the minimum lease term when determining lease expense. The rent liability associated with the LaCygne 2 lease is included in the accrued liability line on the consolidated balance sheets and was $32.5 million at December 31, 2003 and $32.4 million at December 31, 2002.

Capital Leases

Assets recorded under capital leases are listed below:

	December 31,
	2003	2002
	(In Thousands)
Vehicles	$40,018	$41,930
Computer systems and software	958	6,557
Accumulated amortization	(18,383)	(21,131)

	$22,593	$27,356

Minimum annual rental payments, excluding administrative costs such as property taxes, insurance and maintenance, under capital leases as of December 31, 2003 are listed below. Some capital leases are subject to covenants, which require us to maintain certain credit ratings.

Year Ended December 31,	Total Capital Leases
(In Thousands)
2004	$5,294
2005	4,632
2006	3,841
2007	3,432
2008	2,607
Thereafter	5,522

25,328
Amounts representing imputed interest	(2,735)

Present value of net minimum lease payments under capital leases	$22,593

26. RELATED PARTY TRANSACTIONS

Below, we describe significant transactions between us and Westar Industries and some of our other subsidiaries and related parties. We have disclosed these significant transactions even if they have been eliminated in the preparation of our consolidated results and financial position.

ONEOK Shared Services Agreement

We and ONEOK have shared services agreements in which we provide and bill one another for facilities, utility field work, mobile communications, information technology, customer support, meter reading and bill processing. Payments for these services are based on various hourly charges, negotiated fees and out-of-pocket expenses.

	2003	2002	2001
	(In Thousands)
Charges to ONEOK	$8,312	$8,357	$8,202
Charges from ONEOK	3,190	3,324	3,279

ONEOK notified us of its decision to terminate portions of this shared services agreement. We expect the termination to occur in September 2004. Major items being terminated include electric service orders, call center functions, bill processing and remittance processing. In addition to joint meter reading, we plan to continue to share some facilities and the mobile communications system.

Protection One Shared Services Agreement

We provide administrative services to Protection One pursuant to service agreements, including accounting, tax, audit, human resources, legal, purchasing and facilities services. Fees for these services are based on various hourly charges, negotiated fees and out-of-pocket expenses. Protection One incurred charges of approximately $4.3 million in 2003, $3.9 million in 2002 and $8.1 million in 2001. We expect these services to be discontinued over a transition period of not more than 12 months.

Payments to Protection One

On March 21, 2003, we paid approximately $1.0 million to Protection One as reimbursement for information technology services provided to us, and related costs incurred, by a subsidiary of Protection One. On March 21, 2003, we also paid approximately $3.6 million to Protection One as reimbursement for aviation services provided by a subsidiary of Protection One and for the repurchase of our common and preferred stock held by Protection One. The KCC authorized these payments in the March 11, 2003 KCC order, as described in Note 3.

In June 2003, Westar Industries paid $0.5 million to Protection One for the trademark associated with Protection One Europe as required due to the sale by Westar Industries of Protection One Europe.

Protection One Credit Facility

Westar Industries was the lender under Protection One’s senior credit facility. As of December 31, 2003, the outstanding balance of the credit facility was $215.5 million. This facility was assigned to Quadrangle in connection with the sale of our interest in Protection One that was completed on February 17, 2004. At closing, the facility had a balance of $215.5 million.

Financial Advisory Services

Protection One entered into an agreement pursuant to which it paid a quarterly fee to Westar Industries for financial advisory services equal to 0.125% of its consolidated total assets at the end of each quarter. This agreement was approved by the independent members of Protection One’s board of directors. Protection One incurred approximately $3.6 million of such fees during the year ended December 31, 2002. This agreement was terminated effective September 30, 2002.

Tax Sharing Agreement

Protection One has been part of our consolidated tax group since 1997. During that time, we have reimbursed Protection One for current tax benefits attributable to Protection One used in our consolidated tax return under the terms of a tax sharing agreement. Following the sale of our Protection One common stock interests on February 17, 2004, Protection One is no longer a part of our consolidated tax group. We and Protection One did not formally terminate our tax sharing agreement and, based on discussions with Protection One and its counsel, there are several areas of potential dispute between us regarding our obligations under the terms of the tax sharing agreement. The most material of these potential disputes involve the proper treatment under the tax sharing agreement of tax obligations or benefits arising out of the transaction in which we sold our interest in Protection One. These items are further discussed in Note 5, “Discontinued Operations — Sale of Protection One and Protection One Europe.” The tax sharing payment we owe Protection One for the tax year 2002 and prior tax years is estimated to be $31.7 million. In 2003, we paid $20.0 million to Protection One as authorized by the KCC for 2002. In addition, we may owe additional amounts for amounts that accrued through February 17, 2004, the closing date for the Protection One sale.

Purchase of Stock from Protection One

We purchased 850,000 shares of our common stock and approximately 34,000 shares of our preferred stock from Protection One for approximately $11.6 million in 2003. This transaction was approved by the KCC. The repurchase of common stock was $3.4 million less than what Protection One originally paid.

Transactions Between Westar Energy and KGE

Westar Energy performs KGE’s cash management function, including cash receipts and disbursements. We use an intercompany account to record net receipts and disbursements between Westar Energy and KGE and between KGE and WR Receivables Corporation. KGE’s net amount payable to affiliates was approximately $25.9 million at December 31, 2003 and $24.1 million at December 31, 2002. These intercompany charges have been eliminated in consolidation.

Westar Energy provides all employees used by KGE and allocates certain operating expenses to KGE. These expenses are allocated, depending on the nature of the expense, based on allocation studies, net investment, number of customers and/or other appropriate factors.

Transactions Between Protection One and KGE

During the fourth quarter of 2001, KGE entered into an option agreement to sell an office building located in downtown Wichita, Kansas, to Protection One for approximately $0.5 million. The sales price was determined by management based on three independent appraisers’ findings. This transaction was completed during June 2002. We recognized a loss of $2.6 million on this transaction, and we expected to realize annual operating cost savings of approximately $0.9 million. The cost savings are recorded as a regulatory liability in accordance with a March 26, 2002, KCC order for consideration in a future rate proceeding. For the year ended December 31, 2003, we recorded $1.0 million in cost savings as a regulatory liability and for the year ended December 31, 2002, we recorded $0.5 million in cost savings as a regulatory liability.

Loans to Officers

During 2001 and 2002, we extended loans to our officers for the purpose of purchasing shares of our common stock. The balance outstanding at December 31, 2003 was approximately $2,000, which consisted of accrued interest. For the year ended December 31, 2003, we recorded approximately $35,000 in interest income on these loans. We eliminated this program and no additional loans have been made since the enactment of federal legislation that became effective July 30, 2002.

27. WORK FORCE REDUCTIONS

2001 Involuntary Separation

In late 2001, we reduced our utility work force by approximately 200 employees through involuntary separations. Below is a schedule of the severance payments incurred related to this workforce reduction.

	Year Ended December 31,
	2003	2002	2001
	(In Thousands)
Balance at January 1	$—	$8,099	$—
Additions	—	—	12,441
Payments	—	(8,099)	(4,342)

Balance at December 31	$—	$—	$8,099

2002 Voluntary Separation

During 2002, we further reduced our utility work force by approximately 400 employees through a voluntary separation program. We have replaced and may continue to replace some of these employees. Below is a schedule of severance payments incurred related to this workforce reduction.

	Year Ended December 31,
	2003	2002	2001
	(In Thousands)
Balance at January 1	$—	$—	$—
Additions	—	19,496	—
Payments	—	(19,496)	—

Balance at December 31	$—	$—	$—

Any work force reductions since the completion of the 2002 voluntary separation have been in the normal course of operations.

28. SALE OF UTILITY ASSETS

In August 2003, we sold a portion of our transmission and distribution assets and rights to provide service to approximately 10,000 customers in an area of central Kansas. Total sales proceeds received were $33.3 million and we recorded a gain of $11.9 million, which is included as a reduction in operating and maintenance expenses on our consolidated income statement.

29. SEGMENTS OF BUSINESS

We evaluate segment performance based on earnings per share and have two reportable segments: “Electric Utility” and “Other”. We have no single customer from which we receive 10% or more of our revenues.

•	“Electric Utility” consists of our integrated electric utility operations, including the generation, transmission and distribution of power to our retail customers in Kansas and to wholesale customers, as well as our energy marketing activities.

•	“Other” includes our former ownership interests in ONEOK, Protection One and Protection One Europe and other investments that in the aggregate are immaterial to our business or consolidated results of continuing operations. We expect the “Other” segment will be immaterial in future periods.

	Electric Utility (a)	Other (b)	Total
	(In Thousands, Except Per Share Amounts)
Year Ended December 31, 2003:
Sales	$1,461,143	$—	$1,461,143
Depreciation and amortization	167,226	10	167,236
Interest expense	193,369	30,987	224,356
Income tax expense	51,050	30,718	81,768
Results of discontinued operations, net of tax	—	(77,905)	(77,905)
Earnings (loss) available for common stock	112,446	(28,404)	84,042
Earnings (loss) per share	1.55	(0.39)	1.16
Additions to property, plant and equipment	150,378	—	150,378

As of December 31, 2003:
Identifiable assets	$4,970,380	$764,125	$5,734,505

	Electric Utility (c)	Other (d) (e)	Total
	(In Thousands, Except Per Share Amounts)
Year Ended December 31, 2002:
Sales	$1,422,899	$252	$1,423,151
Depreciation and amortization	171,749	58	171,807
Interest expense	229,760	5,412	235,172
Income tax expense (benefit)	(5,785)	(5,734)	(11,519)
Results of discontinued operations, net of tax	—	(881,817)	(881,817)
Earnings (loss) available for common stock	19,661	(813,061)	(793,400)

Earnings (loss) per share	0.27	(11.33)	(11.06)

Additions to property, plant and equipment	126,763	—	126,763

As of December 31, 2002:
Identifiable assets	$5,087,004	$1,653,321	$6,740,325

	Electric Utility	Other (e) (f)	Total
	(In Thousands, Except Per Share Amounts)
Year Ended December 31, 2001:
Sales	$1,307,177	$1,359	$1,308,536
Depreciation and amortization	185,156	363	185,519
Interest expense (income)	228,129	(12,102)	216,027
Income tax expense (benefit)	(40,018)	13,306	(26,712)
Results of discontinued operations, net of tax	—	(98,903)	(98,903)
Earnings (loss) available for common stock	36,588	(58,359)	(21,771)

Earnings (loss) per share	0.52	(0.83)	(0.31)

Additions to property, plant and equipment	226,996	—	226,996

As of December 31, 2001:
Identifiable assets	$4,879,641	$2,833,123	$7,712,764

(a)	Earnings (loss) per share include a $21.5 million loss related to the putable/callable notes, which includes a loss of $14.2 million associated with the settlement of the call options.
(b)	Earnings (loss) per share include investment earnings of $15.7 million of ONEOK preferred dividends, $1.7 million of ONEOK common stock dividends and $99.3 million gain on the sale of ONEOK stock.
(c)	Earnings (loss) per share include a $22.9 million reserve for potential liabilities to Mr. Wittig and Mr. Lake and a $22.6 million charge recorded for marking to market changes in the fair value of the call option of the putable/callable notes.
(d)	Earnings (loss) per share include investment earnings of $37.1 million of ONEOK preferred dividends.
(e)	Sales are from a wholly owned subsidiary of Westar Industries providing paging services, which was sold during the first quarter of 2002.
(f)	Earnings (loss) per share include investment earnings of $37.1 million of ONEOK preferred dividends.

Geographic Information

We have operations only in the United States. Our management looks at our operations as a whole and does not segregate according to any operational areas.

30. QUARTERLY RESULTS (UNAUDITED)

The amounts in the table are unaudited, but in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. Our electric business is seasonal in nature and, in our opinion, comparisons between the quarters of a year do not give a true indication of overall trends and changes in operations.

	First	Second	Third	Fourth
	(In Thousands, Except Per Share Amounts)
2003
Sales	$345,434	$345,885	$438,167	$331,657
Income from continuing operations before accounting change and preferred dividends	20,102	21,807	80,584	40,422
Discontinued operations	103,822	6,378	(161,651)	(26,454)
Net income (loss)	123,924	28,185	(81,067)	13,968
Earnings (loss) available for common stock	$123,697	$27,943	$(81,283)	$13,686

Per Share Data (a):
Basic:

Earnings available from continuing operations before accounting change and preferred dividends	$0.28	$0.30	$1.11	$0.56
Discontinued operations, net of tax	1.44	0.09	(2.23)	(0.37)

Earnings (loss) available	$1.72	$0.39	$(1.12)	$0.19

Diluted:

Earnings available from continuing operations before accounting change and preferred dividends	$0.28	$0.29	$1.09	$0.55
Discontinued operations, net of tax	1.43	0.09	(2.20)	(0.36)

Earnings (loss) available	$1.71	$0.38	$(1.11)	$0.19

Cash dividend per common share	$0.19	$0.19	$0.19	$0.19

Market price per common share:
High	$13.04	$17.09	$18.65	$20.49
Low	$9.76	$12.15	$15.45	$18.40

(a)	Earnings (loss) per share is computed independently for each of the periods presented. The sum of the earnings (loss) per share amounts for the quarters may not equal the total for the year.

	First	Second	Third	Fourth
	(In Thousands, Except Per Share Amounts)
2002
Sales	$317,239	$332,715	$442,145	$331,052
Income from continuing operations before accounting change and preferred dividends	5,759	8,253	46,722	28,082
Discontinued operations	(752,285)	1,021	(3,155)	(127,398)
Net income (loss)	(746,526)	9,275	43,567	(99,317)
Earnings (loss) available for common stock	$(746,310)	$9,172	$43,301	$(99,563)

Per Share Data (a):
Basic:

Earnings available from continuing operations before accounting change and preferred dividends	$0.08	$0.11	$0.65	$0.39
Discontinued operations, net of tax	(10.54)	0.02	(0.04)	(1.78)

Earnings (loss) available	$(10.46)	$0.13	$0.61	$(1.39)

Diluted:

Earnings available from continuing operations before accounting change and preferred dividends	$0.08	$0.11	$0.64	$0.39
Discontinued operations, net of tax	(10.54)	0.02	(0.04)	(1.76)

Earnings (loss) available	$(10.46)	$0.13	$0.60	$(1.37)

Cash dividend per common share	$0.30	$0.30	$0.30	$0.30

Market price per common share:
High	$18.00	$17.80	$16.00	$12.02
Low	$15.79	$14.25	$9.44	$8.50

(a)	Earnings (loss) per share is computed independently for each of the periods presented. The sum of the earnings (loss) per share amounts for the quarters may not equal the total for the year.

31. SUBSEQUENT EVENT

In February 2004, we repaid the remaining balance of $114.1 million under our $585.0 million term loan that was due in 2005 with internally generated cash and a portion of the proceeds received from the sale of Protection One.

EXHIBIT B

An organizational chart showing the relationship of each EWG to associate companies in the holding company system.

Westar Energy, Inc. (a Kansas corporation, “Westar Energy”):

•	Western Resources (Bermuda) Limited (a Bermuda limited liability company), a wholly-owned subsidiary of Westar Energy.

•	CPI-Western Power Holdings, Ltd., a Bermuda limited liability company, 50% owned by Western Resources (Bermuda) Limited.

•	Western Resources International Limited (a Mauritius limited liability company), a wholly-owned subsidiary of CPI-Western Power Holdings, Ltd.

•	Zhengzhou Dengwai Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

•	Zhengzhou Dengyuan Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

•	Zhengzhou Huadeng Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

•	Zhengzhou Huaxin Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

•	Westar Industries, Inc. (a Delaware corporation, “Westar Industries”), a wholly-owned subsidiary of Westar Energy.

•	The Wing Group, Limited Company (a Delaware corporation, “WGLC”), a wholly-owned subsidiary of Westar Industries.

•	Wing Turkey, Inc. (a Delaware corporation), a wholly-owned subsidiary of Westar Industries.

•	Wing International, Ltd. (a Texas limited liability company), 99% owned by Wing Turkey, Inc. and 1% owned by WGLC.

•	Trakya Elektrik Uretim Ve Ticaret A.S. (a joint stock company under the laws of the Republic of Turkey), 9% owned by Wing International, Ltd.

B-1